FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT INDEX

1	Operating and Financial Review for the Nine Month and Three Month Periods Ended September 30, 2005

EXHIBIT 1

OPERATING AND FINANCIAL REVIEW FOR THE NINE MONTH AND THREE MONTH
PERIODS ENDED SEPTEMBER 30, 2005

Overview

        The financial information contained in the following discussion and analysis has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. The following discussion and analysis should be read in conjunction with the consolidated balance sheets as of December 31, 2003 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2004 and the related notes there to included in our annual report on Form 20-F for the year ended December 31, 2004 (the “20-F”) and the consolidated balance sheets as of December 31, 2004 and September 30, 2005, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income, and cash flows for each of the three month and nine month periods ended September 30, 2004 and 2005 included herein. The information as of September 30, 2005 and for the three month and nine month periods ended September 30, 2004 and 2005 is not audited.

        Certain statements contained below, including information with respect to our plans and strategy for our business, are forward-looking statements. The statements contained in this discussion of operating results, which are not historical facts, are forward-looking statements with respect to our plans, projections or future performance, the occurrence of which involves certain risks and uncertainties. For a discussion of important factors that could cause actual results to differ materially from such forward-looking statements see “Item 3D. Risk Factors” in our 20-F.

        We were formed in 1993 and we commenced operations in 1994 pursuant to a revenue sharing agreement with Turk Telekom. Since April 1998, we have operated under a 25-year GSM license (the “License”), which was granted upon payment of an upfront license fee of $500 million. At the same time we entered into an interconnection agreement with Turk Telekom for the interconnection of our network with Turk Telekom’s fixed-line network. On September 20, 2003, we signed an agreement (the “Amended Agreement”) with Turk Telekom amending certain sections of the Interconnection Agreement dated April 24, 1998. As a result of intervention by the Telecommunications Authority, we entered into a new supplemental protocol with Turk Telekom in 2003.

        Under the license, we pay ongoing license fees to the Turkish Treasury equal to 15% of our gross revenue from our Turkish GSM operations, which includes monthly fixed fees and communication fees including taxes, charges and duties paid to the Turkish Treasury. Since June 2004, Turkish SIM card sales, outgoing roaming revenues and late payment interest charges have been included in the definition of gross revenue and included in the monthly ongoing license fees computations. Under our the Amended Agreement with Turk Telekom, we pay Turk Telekom an interconnection fee per call based on the type and length of call for calls originating on our network and terminating on Turk Telekom’s fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on their fixed-line network and terminating on our network. We also have interconnection agreements with Telsim Mobil Telekomunikasyon Hizmetleri A.S. (“Telsim”), TT&TIM Iletisim Hizmetleri A.S. (“AVEA”), Milleni.com GMBH (“Milleni.com”) and Globalstar Avrasya Uydu Ses ve Data Iletisim A.S. (“Globalstar”) pursuant to which we have agreed, among other things, to pay interconnection fees to the other parties for calls originating on our network and terminating on theirs, and they have agreed to pay interconnection fees for calls originating on their networks and terminating on ours.

        From the time of our start-up through September 30, 2005, we have made capital expenditures amounting to approximately $5.0 billion including the cost of our licenses. The build-out of our network in Turkey is now substantially complete, with coverage at September 30, 2005 of 100% of the Turkish population living in cities of 10,000 or more people.  As of September 30, 2005, our network

1

covers 99.95% of the Turkish population living in cities of 5,000 or more and 99.84% of the Turkish population living in cities of 3,000 or more. Coverage also includes substantially the entire Mediterranean and Aegean coastline of Turkey.  We meet the coverage requirements of our license.

        Our Turkish GSM subscriber base has expanded from 63,500 at year-end 1994 to 26.7 million as of September 30, 2005. Based on the announcements of the Telecommunications Authority, there are approximately 39.6 million subscribers in the Turkish GSM market as of June 30, 2005. The penetration rate in the Turkish GSM market was approximately 55% as of June 30, 2005. The market is expected to continue to grow at a slower pace in 2005 compared to that in 2004. The penetration rate is expected to reach 70% levels within 2007. In 2005, we expect to achieve continued subscriber growth but at a slower pace compared to that in 2004. For 2006, we expect to achieve continued double digit subscriber growth of subscriber base but at a slower pace compared to that in 2005.

        Our prepaid mobile service increases our market penetration and limits our credit risk. This service permits access to our GSM services to subscribers who prefer to avoid monthly billing or to better control their mobile communication expenses. As of September 30, 2005, we had 21.4 million prepaid subscribers to our Turkish GSM network. Average minutes of use per prepaid subscriber and average revenue per prepaid subscriber tend to be lower than for postpaid subscribers.

        Our average monthly minutes of use per subscriber has increased 3% to 66.9 minutes for the nine month period ended September 30, 2005 from 65.2 minutes for the same period in 2004, mainly due to the favorable effect of the improving Turkish macroeconomic environment on consumer sentiment along with our efforts to promote usage through segmented and volume based incentives. Our average revenue per user increased 10% to $13.6 for the nine month period ended September 30, 2005 from $12.4 for the same period in 2004. The increase was mainly due to increasing minutes of usage and two tariff raises in November 2004 and May 2005 and favorable effect of USD exchange rate, despite the price discount initiatives and renewed loyalty programs and retention campaigns which started in 2004 and the dilutive impact of our prepaid subscriber base. Our competitive environment is likely to change as both of our competitors are going through a structural change in their ownership. Irrational price based competition has been a reality of our market for the last couple of years. However, the implementations of our competitors in regards to tariffs are yet to seen, hence there is uncertainty in this area. However with our strong customer focused and segmented offers, we believe that the blended minutes of usage will slightly improve in 2005 compared to 2004. We expect further improvement in 2006 along with continuing initiatives, which will strengthen loyalty as well as promote usage. We expect average revenue per subscriber to increase in 2005 compared to 2004. Favourable USD exchange, improving usage, increasing VAS and data revenue are positive factors while expected decrease in interconnection revenue due to decrease in interconnection rates and price discount initiatives (PSTN=Onnet, Options, Yarisi Bizden, Dakika Bizden) are expected to impact ARPU negatively. We believe that in 2006, average revenue per subscriber is likely to decrease mainly due to dilutive impact of prepaid subscriber base and campaigns. See “Item 5D. Trend Information” in our 20-F.

        Churn is the percentage calculated by dividing the total number of subscriber disconnections, both voluntary and involuntary during a period by the average number of subscribers for the period. In addition to voluntary disconnections, under our disconnection process, subscribers who do not pay their bills are disconnected from our network and included in churn upon the commencement of the legal process to disconnect them, which occurs approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Also, prepaid subscribers who do not fill in airtime for a period of four months are disconnected from our network. During the year ended December 31, 2004, in addition to voluntary disconnections, we involuntarily disconnected 123,038 additional Turkish GSM subscribers for nonpayment of bills and our annual churn rate was 9.1%. For the nine month period ended September 30, 2005, in addition to voluntary disconnections, we disconnected 97,926 subscribers for nonpayment of bills. Our churn rate was 7.4% for the nine month period ended September 30, 2005.

2

We have a bad debt provision in our financial statements for such non-payments and disconnections which amounted to $133.9 million and $149.3 million as of December 31, 2004 and September 30, 2005, respectively, which we believe is adequate. Prior to 2003, the majority of subscriber disconnections were due to non payment of bills. However, starting from 2003, the majority of involuntary subscriber disconnections were prepaid subscribers’ disconnections as a result of the increased number of prepaid subscribers in our subscriber base. We expect our churn rate in 2005 overall to increase slightly as a result of the increase in competition in the GSM mobile market in 2005. We expect a slight increase in 2006 on top of that in 2005.

International and Other Domestic Operations

        Our operations in Iran have not commenced. We expected that any operations we conduct in Iran would be conducted through our 85% majority-owned subsidiary, East Asian Consortium B.V. (“Eastasia”) as a participant in the Irancell Consortium (“Irancell” or the “Consortium”). On April 25, 2005, the Iranian Parliament approved a revised proposal, which suggests a reduction of Eastasia’s stake in Irancell to 49% and includes several other amendments to the terms of the license agreement originally agreed, and submitted these amendments to the Guardian Council for their consent. In May 2005, the Guardian Council gave their consent. The consent was approved by the Iranian President.

        On September 2, 2005, our Board of Directors decided to continue with the Irancell project and approved the ownership structure of Irancell with a stake of 49% in Irancell for Eastasia. However, it has been stated that 21% of the shares of Irancell should be transferred to the National Bank of Iran, Bank Melli, and the parties should agree that these shares shall be publicly offered in the third year following the initiation of the Irancell operations and these agreed terms should be reflected into all agreements between the parties in Irancell. The Iranian Ministry of Communication and Information Technology has set November 21, 2005 as the deadline with respect to the finalization of the shareholder structure of the Consortium. However, no notification has been made by the Iranian Authorities regarding any resolution of the first private GSM operator tender in Iran, which was won by the Consortium.

        Meanwhile, in various news sources, it has been reported that the first private GSM operator tender in Iran has been provided to the Consortium, in which we do not have a stake. Currently, we have not been notified by the Iranian Authorities regarding this matter.

        Notwithstanding the foregoing, we believe the Iranian Ministry of Communication and Information Technology has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, we have brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process.

        In the meantime, Eastasia has deposited EUR 172.7 million in Bank Saderat Plc. located in London as its potential contribution to the GSM network license fee and a portion of the initial capital, to show its willingness to invest in Irancell. We have provided a deposit pledge with Garanti Bankasi in the amount of EUR 91.6 million, and Garanti Bankasi provided a bank loan to Eastasia for the same amount. The maturity of this loan is set as November 21, 2005 which is also the proposed deadline for the completion of the negotiations over the shareholder structure of the Consortium. Since no notification has been made by the Iranian Authorities as of November 21, 2005, maturity of the loan was extended to December 28, 2005.

        For a description of, and additional information regarding our international and other domestic operations see “Item 4B. Business Overview—International Operations” and “—Other Domestic Operations” in our 20-F.

3

Critical Accounting Policies

        For a discussion of our critical accounting policies, please see “Item 5. Operating and Financial Review and Prospects-Critical Accounting Policies” in the 20-F. There have been no material changes in our critical accounting policies since the date of the 20-F.

Revenues

        Our revenues are mainly derived from communication fees, monthly fixed fees, sales of SIM cards, commission fees and call center revenues. Communication fees consist of charges for calls that originate or terminate on our GSM network, including international roaming, and are based on minutes of actual usage of service. Per-minute communication fees vary according to the subscriber’s service package. Monthly fixed fees are charged to each postpaid subscriber in a specified monthly amount that varies according to the subscriber’s service package, regardless of actual use of our GSM network services. SIM card revenues are receipts from the sale of SIM cards, which we sell to handset importers and which are needed to operate a handset used by a subscriber. Commission fees on betting business relate to operating a central betting system and head agency fees. Such fees are recognized at the time the services related to the betting games are rendered. Call center revenues consist of revenues for call center services provided by our call center subsidiary to affiliated and third party companies. In March 2001, we launched General Packet Radio Services (“GPRS”) in Turkey, which allows users to remain connected to the network at all times for the receipt of data transmissions, enabling bearer capability for WAP, SMS and internet applications. GPRS charges are based on the amount of data downloaded by subscribers.

        We recognize SIM card sales as revenue upon initial entry of a new subscriber into the GSM network only to the extent of the direct costs associated with providing these services. Excess SIM card sales are deferred and recognized over the estimated effective subscription contract life. In connection with postpaid and prepaid subscribers, we currently incur costs for activation fees to dealers and other promotional expenses, which historically offset all or substantially all of the subscription fees. We charge a usage fee for certain services we offer, such as SMS, voicemail and data and facsimile transmission. Our revenues depend on the number of subscribers, call volume and tariff pricing.

        As is the case throughout Europe, airtime charges generally are paid only by the initiator of a call, except when a subscriber travels outside Turkey, in which case we charge the subscriber for a portion of the incoming call.

        We and other operators have entered into interconnection agreements which set out the terms and conditions regarding the price terms as well as periodical revision of such terms. However, revisions of the pricing terms of the interconnection agreements have been pending as we have not been able to agree on the pricing terms with other operators through our discussions. As per the Access and Interconnection Regulation, the issue has been escalated to the Telecommunications Authority by Turk Telekom and Telsim. Meanwhile, the Telecommunications Authority issued reference interconnection rates during the fourth quarter of 2004, which indicate pricing terms. Consequently, on August 10, 2005, the Telecommunications Authority issued a ‘temporary interconnection price schedule’ for the interconnection between Turk Telekom and us which are in line with the reference tariff structure defined by the Telecommunications Authority during the fourth quarter of 2004. The Telecommunications Authority is expected to issue a final price structure.

        We expect our revenues to increase at a slower pace in 2005 overall compared to 2004, mainly due to the increase in our subscriber base and appreciation of TRY, together with the improvement in the macroeconomic indicators and improving minutes of usage. In 2006, we expect our revenues to increase at a slower pace compared to 2005 mainly derived from increase in subscriber base, together with the improvement in the macroeconomic indicators and improving usage.

4

Operating Costs

Direct Cost of Revenues

        Direct cost of revenues includes mainly ongoing license fees, transmission fees, base station rents, billing costs, depreciation and amortization charges, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign GSM operators for calls made by our subscribers while outside Turkey, interconnection fees mainly paid to Turk Telekom, Telsim, AVEA, Milleni.com and Globalstar and wages, salaries and personnel expenses for technical personnel. Direct cost of revenues also includes costs arising from legal disputes, which relates to items included in direct cost of revenues. For a detailed discussion of our legal and arbitration proceedings, see “Item.8A. Consolidated Statements and Other Financial Information- Legal Proceedings” in our 20-F.

General and Administrative

        General and administrative expenses consist of fixed costs including company cars, office rent, office maintenance, travel, insurance, consulting, wages, salaries and personnel expenses for non-technical and non-marketing employees and other overhead charges. Our general and administrative expenses also include bad debt expenses of our postpaid subscribers.

Selling and Marketing

        Selling and marketing expenses consist of public relations, sales promotions, dealer activation fees, advertising, subsidies, prepaid frequency usage fees, wages, salaries and personnel expenses of sales and marketing related employees and other expenses, including travel expenses, office expenses, insurance, company car expenses, training and communication expenses.

        The average Turkish GSM subscriber acquisition cost was approximately $24.7 and $21.3 per new subscriber for the nine month periods ended September 30, 2005 and 2004, respectively. We compute average acquisition cost per new subscriber by adding sales promotion expenses, SIM card subsidies, activation fees and the special transaction tax and dividing the sum by the gross number of new subscribers for the related period. These costs are recorded as either selling and marketing expense or reduction of revenue in our statements of operations. We believe the average acquisition cost will increase in 2005 overall as a result of increasing competition. We expect the average acquisition cost may further increase in 2006 in line with developing competitive environment. However we expect the proportion of selling and marketing expenses as a percentage of revenues to remain stable in 2006.

        The following table shows information concerning our consolidated statements of operations for the periods indicated.

5

	Three Months ended September 30,		Nine Months ended September 30,

	2004	2005	2004		2005

Revenues	969.3	1,249.1	2,321.2		3,193.1
Direct cost of revenues	(549.2)	(649.6)	(1,523.	5)	(1,750.	5)

Gross profit	420.1	599.5	797.7		1,442.6
General and administrative expenses	(26.5)	(36.9)	(94.0)		(107.9)
Selling and marketing expenses	(89.1)	(118.4)	(242.0)		(348.6)

Operating income	304.5	444.2	461.7		986.1
Income (expense) from related parties, net	0.5	(0.2)	1.4		0.8
Interest income (expense), net	78.0	(3.3)	76.4		(28.4)
Other income, net	1.6	1.2	2.4		5.4
Equity in net income of unconsolidated investees	15.4	18.9	31.7		45.3
Minority interest in income at consolidated
subsidiaries	1.8	5.6	4.5		6.0
Translation gain (loss)	12.9	2.5	21.6		(8.4)

Income before taxes	414.7	468.9	599.7		1,006.8
Income tax expense	(264.0)	(141.5)	(226.5)		(337.3)

Net income	150.7	327.4	373.2		669.5

        The following table shows certain items in our consolidated statement of operations as a percentage of revenues.

	Three Months ended September 30,		Nine Months ended September 30,

	2004	2005	2004	2005

Statement of Operations (% of revenue)
Revenues
Communication fees	96.8	95.7	96.7	95.2
Commission fees on betting business	0.4	2.1	0.3	2.3
Monthly fixed fees	1.5	1.1	1.7	1.3
SIM card sales	1.0	0.6	0.9	0.8
Call center revenues	0.2	0.3	0.3	0.2
Other	0.1	0.2	0.1	0.2
Total revenues	100.0	100.0	100.0	100.0
Direct cost of revenues	(56.7)	(52.0)	(65.6)	(54.8)
Gross margin	43.3	48.0	34.4	45.2
General and administrative expenses	(2.7)	(3.0)	(4.1)	(3.4)
Selling and marketing expenses	(9.2)	(9.5)	(10.4)	(10.9)
Operating income	31.4	35.5	19.9	30.9

6

Nine month period ended September 30, 2005 compared to nine month period ended September 30, 2004 and three month period ended September 30, 2005 compared to the three month period ended September 30, 2004

        We had 26.7 million Turkish GSM subscribers, including 21.4 million prepaid subscribers, as of September 30, 2005, compared to 22.3 million Turkish GSM subscribers, including 17.3 million prepaid subscribers, as of September 30, 2004. During the first nine months of 2005 and 2004, we added approximately 3.3 million net new Turkish GSM subscribers. We added 1.1 million net new Turkish GSM subscribers to our network for the three month period ended September 30, 2005 compared to 1.5 million net new subscribers for the same period in 2004.

Revenues

        Total revenues for the nine month period ended September 30, 2005 increased 38% to $3,193.1 million from $2,321.2 million for the same period in 2004. The increase in revenues is mainly due to the growth in the number of subscribers, increased usage, and tariff increases. Revenue increased 29% to $1,249.1 million for the three month period ended September 30, 2005 from $969.3 million for the same period in 2004 for the same reasons.

        Revenues from communication fees for the nine month period ended September 30, 2005 increased 35% to $3,043.0 million from $2,246.8 million for the same period in 2004 mainly due to increased usage, the increase in the subscriber base and the increase in tariffs. Revenues from communication fees increased 27% to $1,195.4 million for the three month period ended September 30, 2005 from $944.3 million for the same period in 2004 for the same reasons. Communication fees include SMS revenue, which amounted to $333.1 and $256.2 million for the nine month periods ended September 30, 2005 and 2004, $131.7 million for the three month period ended September 30, 2005 and $93.9 million for the three month the same period in 2004. Main reasons for the increase in SMS revenue are the increase in the number of subscribers, improvement in macroeconomic indicators and enhanced purchasing power of subscribers.

        Our majority-owned subsidiary Inteltek commenced its operations of fixed odds betting games in April 2004, pursuant to the agreement signed with Genclik ve Spor Genel Mudurlugu on October 2, 2003 and started to generate commission revenue from betting business. Commission revenue from betting business amounted to $72.9 million for the nine month period ended September 30, 2005 compared to $5.8 million for the same period in 2004. In addition, commission revenue from our betting business amounted to $25.9 million for the three month period ended September 30, 2005, compared to $3.7 million for the same period in 2004. Commission fees on betting business is increasing as the games becoming widespread among people.

        Revenues from monthly fixed fees for the nine month period ended September 30, 2005 increased 6% to $40.8 million from $38.4 million for the same period in 2004 mainly due to the increase in our subscriber base and commencement of operations in Ukraine. However, monthly fixed fees decreased 3% to $13.8 million for the three month period ended September 30, 2005 from $14.2 million for the same period in 2004.

        SIM card revenues for the nine month period ended September 30, 2005 increased 11% to $23.8 million from $21.5 million for the same period in 2004. SIM card revenues increased 4% to $7.0 million for the three month period ended September 30, 2005 from $6.7 million for the same period in 2004.

        On December 24, 2004, we signed settlement agreements with the Turkish Treasury and Turk Telekom to settle our disputes on the calculation and payment of our 15% ongoing license fees from April 1998 through May 2004 and to settle our interconnection dispute regarding call termination pricing for the period between April 1998 and September 2003, respectively and to end several other related lawsuits. According to the agreements, we agreed to pay TRY 866.5 trillion (equivalent to $645.6 and $646.4 at December 31, 2004 and September 30, 2005, respectively) to the Turkish

7

Treasury and TRY 997.6 trillion (equivalent to $743.3 and $744.1 at December 31, 2004 and September 30, 2005, respectively) to Turk Telekom, on installment basis. We also provided a letter of guarantee to the Turkish Treasury for the unpaid amounts. Payments are deducted from the remaining portion of the letter of guarantee. As of September 30, 2005, this letter of guarantee has been released upon completion of the payments. As a result of these lawsuits, for the nine month periods ended September 30, 2004, we have deducted revenues and interconnection costs by $227.1 million and $25.5 million, respectively. In addition, for the nine month and three month periods ended September 30, 2004, we have increased ongoing license fees and infrastructure costs by $133.8 million, $36.4 million and $13.7 million, $23.9 million, respectively. As a result of the settlement agreements, interest expense is also deducted by $26.3 million and $56.9 million for the nine month and three month periods ended September 30, 2004 because of the change in interest computation method. For a description of these claims please see Item 8A. Consolidated Statements and Other Financial Information – Legal Proceedings” in our 20-F.

Direct cost of revenues

        Direct cost of revenues increased 15% to $1,750.5 million for the nine month period ended September 30, 2005 from $1,523.5 million for the same period in 2004 mainly due to the increase in interconnection fees paid to Turk Telekom and the increase in revenue-based costs such as the ongoing license fee paid to the Turkish Treasury. Direct cost of revenues increased 18% to $649.6 million for the three month period ended September 30, 2005 from $549.2 million in the same period of 2004 due to the increase in interconnection fees paid to Turk Telekom and the increase in revenue-based costs such as the ongoing license fee paid to the Turkish Treasury.

        Interconnection costs increased 53% to $309.4 million for the nine month period ended September 30, 2005 from $202.0 million for the same period in 2004 mainly due to the increase in usage and the appreciation of TRY against US dollar. Interconnection costs increased 39% to $124.4 million for the three month period ended September 30, 2005 from $89.5 million for the same period of 2004 due to the increase in the usage.

        Ongoing license fees paid to the Turkish Treasury increased only 10% to $620.9 million for the nine month period ended September 30, 2005 from $564.6 million for the same period in 2004. Increase in revenues and the appreciation of TRY against US dollars have increasing effect on our ongoing license fees to be paid to the Turkish Treasury. Ongoing license fees increased 22% to $241.5 million for the three month period ended September 30, 2005 compared to $198.5 million for the same period in 2004 due to the increase in revenues and the appreciation of TRY against US dollars.

        Transmission costs, site costs, information technology, network maintenance expenses and infrastructure cost decreased approximately 35% to $100.3 million for the nine month period ended September 30, 2005 from $155.3 million for the same period in 2004 mainly due to the effect of legal dispute as discussed at revenue section. For this reason, these expenses decreased 32% to $35.0 million for the three month period ended September 30, 2005 from $51.7 million in the same period of 2004. In addition, uncapitalizable antenna site costs and expenses increased 23% to $112.6 million for the nine month period ended September 30, 2005 from $91.4 million for the same period in 2004 mainly due to the increase in radio network operations. For the same reasons, uncapitalizable antenna site costs and expenses increased 8% to $37.1 million for the three month period ended September 30, 2005 from $34.3 million for the same period in 2004.

        Roaming expenses increased 30% to $50.0 million for the nine month period ended September 30, 2005 from $38.4 million for the same period in 2004, mainly due to the increase in roaming revenue generated from the calls made by our subscribers while outside Turkey, primarily reflecting better economic conditions and the fact that between September 30, 2004 and September 30, 2005 we added 47 new roaming operators for GSM, 94 for GPRS and 71 for Active Customised Applications for Mobile Network Enhanced Logic (“active CAMEL”) technologies which enable our pre-paid subscribers to be able to roam on foreign operators’ networks. For the same reasons, roaming expenses

8

increased 21% to $17.6 million for the three month period ended September 30, 2005 from $14.6 million for the same period in 2004.

        Billing costs increased 3% to $21.1 million for the nine month period ended September 30, 2005 from $20.4 million for the same period in 2004 mainly due to the increase in subscriber number despite the decreasing effect of costs related to printing of inserts. In addition billing costs increased 4% to $7.2 million for the three month period ended September 30, 2005 from $6.9 million for the same period in 2004.

        Depreciation and amortization charges increased 7% to $340.0 million for the nine month period ended September 30, 2005 from $317.0 million for the same period in 2004 mainly due to the increase in the capital expenditures, in particular with respect to Ukranian operations. Depreciation and amortization expenses increased 10% to $115.7 million for the three month period ended September 30, 2005 from $105.4 million in the same period of 2004. The amortization expense for our GSM license and other telecommunication licenses was $24.2 million and $15.0 million for the nine month periods ended September 30, 2005 and 2004 and $9.5 million and $5.0 million for the three month periods ended September 30, 2005 and 2004, respectively.

        The cost of SIM cards sold increased 21% to $35.1 million for the nine month period ended September 30, 2005 from $29.1 million for the same period in 2004, reflecting primarily growth in the number of subscribers in 2005 mainly as a result of operations in Ukraine. The cost of SIM cards sold increased 8% to $12.4 million for the three month period ended September 30, 2005 from $11.5 million for the same period in 2004 for the same reasons.

        Wages, salaries and personnel expenses for technical personnel increased 33% to $92.8 million for the nine month period ended September 30, 2005 from $69.6 million for the same period in 2004 mainly due to the appreciation of TRY against US dollars, periodic increase in salaries, increase in headcount and commencement of operations in Ukraine. For the same reasons, wages and salaries and personnel expenses for technical personnel increased 37% to $31.9 million for the three month period ended September 30, 2005 from $23.3 million for the same period in 2004.

        As a percentage of revenue, direct cost of revenues decreased to 55% for the nine month period ended September 30, 2005 from 66% for the same period in 2004 mainly due to additional legal provisions recorded in the first and the second quarter of 2004. In addition, as a percentage of revenue, direct cost of revenues decreased to 52% for the three month period ended September 30, 2005 from 57% for the same period in 2004 as the non-revenue based operational expenses remained almost stable.

        Gross profit increased to $1,442.6 million for the nine month period ended September 30, 2005 from $797.7 million for the same period in 2004 mainly due to the growth in the number of subscribers and the increase in usage in 2005. Gross profit increased to $599.5 million for the three month period ended September 30, 2005 from $420.1 million for the same period in 2004 mainly for the same reasons.

General and administrative expenses

        General and administrative expenses increased 15% to $107.9 million for the nine month period ended September 30, 2005 from $94.0 million for the same period in 2004, mainly due to the increases in wages, salaries and personnel expenses and bad debt expense despite expenses paid in connection with the Iran GSM license tender and the impact of early extinguishment of Cellco Finance N.V. (“Cellco”) debt in the first half of 2004. General and administrative expenses increased 39% to $36.9 million for the three month period ended September 30, 2005 from $26.5 million for the same period in 2004. As a percentage of revenues, general and administrative expenses slightly decreased to 3% for the nine month period ended September 30, 2005 from 4% for the same period in 2004. In addition, as a percentage of revenues, general and administrative expenses remained stable at 3% for

9

the three month period ended September 30, 2005 and 2004.

        During 2004 and 2003, we invested in the 12.75% Senior Notes issued by Cellco. The nominal value and amortized cost of such bonds amounted to $65.0 million and $73.1 million, respectively. Reacquisition of these bonds is considered an early extinguishment of debt under the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The difference between the reacquisition price and net carrying amount of Cellco bonds amounting to $8.1 million is recorded in general and administrative expenses in the first quarter of 2004.

        Bad debt expenses increased 88% to $19.5 million for the nine month period ended September 30, 2005 from $10.4 million for the same period in 2004. Since the implementation of improved collection activities in 2004 such as credit scoring, a new option whereby subscribers can make payments under an installment plan and new collection channels and improvement in the legal follow-up system to decrease fraud, the positive impact of this new system decreased the bad debt expense in the first quarter of 2004. Bad debt expenses increased 121% to $7.3 million for the three month period ended September 30, 2005 from $3.3 million for the same period in 2004 mainly due to the increase in revenues and the decreasing effects of collection activities in the three month period ended September 30, 2005. We provided an allowance of $149.3 million and $121.9 million for doubtful receivables for the nine month period ended September 30, 2005 and 2004, respectively, identified based upon past experience.

        In the first quarter of 2004, Turkcell made a payment to BNP Paribas relating to the GSM license tender on behalf of Irancell. According to the tender conditions, the Consortium that acquires the license will pay the consultancy fees of BNP Paribas (which acts as consultant to the Iranian Authorities). In the first quarter of 2004, we paid such consultancy fees and charged $8.9 million, which represents our share of the total fee, to general and administrative expenses.

        Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 40% to $39.9 million for the nine month period ended September 30, 2005 from $28.5 million for the same period in 2004 mainly due to increase in headcount, periodic increase in salaries, appreciation of TRY against US dollars and the commencement of operations in Ukraine. For the same reasons, these expenses increased 33% to $14.1 million for the three month period ended September 30, 2005 from $10.6 million for the same period in 2004.

        Consulting expenses increased 4% to $9.7 million for the nine month period ended September 30, 2005 from $9.3 million for the same period in 2004, mainly due to consulting services related with the operations in Ukraine. However, consulting expenses decreased 23% to $2.4 million for the three month period ended September 30, 2005 from $3.1 million in the same period of 2004 because we required more consultancy services for the three month period ended September 30, 2004 to initiate the operations in Ukraine.

10

Selling and marketing expenses

        Selling and marketing expenses increased 44% to $348.6 million for the nine month period ended September 30, 2005 from $242.0 million for the same period in 2004, mainly due to the increase in prepaid subscribers’ frequency usage fees, increased advertising expenses resulting from intensifying competition and increased activation fees. For the same reason, selling and marketing expenses increased 33% to $118.4 million for the three month period ended September 30, 2005 from $89.1 million for the same period in 2004. As a percentage of revenues, selling and marketing expenses were 11% and 10% for the nine month periods ended September 30, 2005 and 2004, respectively. In addition, as a percentage of revenues, selling and marketing expenses were 10% and 9% for the three month periods ended September 30, 2005 and 2004, respectively.

        Total prepaid advertising, market research, product management, public relations expenses and prepaid subscribers’ frequency usage fee expenses increased 62% to $181.6 million for the nine month period ended September 30, 2005 from $112.2 million for the same period in 2004. The increase in 2005 stemmed mainly from the increase in prepaid subscribers’ frequency usage fees and advertising expenses. For the same reasons, total prepaid advertising, market research, product management, public relations expenses and prepaid subscribers’ frequency usage fee expenses increased 48% to $60.2 for the three month period ended September 30, 2005 from $40.7 million in the same period of 2004.

        Total postpaid advertising, market research, product management, public relations and call center expenses increased slightly 6% to $60.8 million for the nine month period ended September 30, 2005 from $57.2 million for the same period in 2004. Total postpaid advertising, market research, product management, public relations and call center expenses decreased 9% to $20.4 million for the three month period ended September 30, 2005 from $22.4 million in the same period of 2004 due to the decrease at corporate and social sponsorships in 2005.

        Activation fees increased 66% to $36.9 million for the nine month period ended September 30, 2005 from $22.2 million for the same period in 2004 mainly due to the increase in the number of activations and the increase in premiums per activation. For the same reason, activation fees increased 39% to $12.2 million for the three month period ended September 30, 2005 from $8.8 million in the same period of 2004.

        Wages, salaries and personnel expenses for selling and marketing employees increased 42% to $38.1 million for the nine month period ended September 30, 2005 from $26.9 million for the same period in 2004 mainly due to the increase in the headcount, periodic increase in salaries, appreciation of TRY against US dollars and commencement of operations in Ukraine. Wages, salaries and personnel expenses for selling and marketing employees increased 49% to $14.0 million for the three month period ended September 30, 2005 from $9.4 million in the same period of 2004.

Operating income (loss)

        Operating income increased to $986.1 million for the nine month period ended September 30, 2005 from $461.7 million for the same period in 2004, mainly due to the increase in revenues and the impact of the additional legal provisions recorded in the second and third quarters of 2004. Operating income was $444.2 million for the three month period ended September 30, 2005 compared to $304.5 million for the same period in 2004 mainly due to the increase in revenues.

Interest income (expense), net

        Interest expense net of interest income increased to $28.4 million for the nine month period ended September 30, 2005 compared to $76.4 million interest income net of interest expense for the same period in 2004. The increase in net interest expense was mainly due to the effect of legal provisions as discussed at revenues section of this document. For the same reasons, net interest

11

expense was $3.3 million for the three month period ended September 30, 2005 compared to $78.0 million net interest income for the same period in 2004.

Translation gain (loss)

        We recorded a translation loss of $8.4 million for the nine month period ended September 30, 2005, compared to a translation gain of $21.6 million for the same period in 2004. Translation loss experienced for the nine month period ended September 30, 2005 stemmed from the appreciation of TRY against the US dollar for the first quarter of 2005. The translation gain experienced for the nine month period ended September 30, 2004 stemmed from the 7% devaluation of the TRY against the US dollar for the nine month period ended September 30, 2004. As we recorded a significant amount of accruals against legal disputes on our balance sheet in 2004 and nearly all of the accruals are in terms of TRY, the devaluation of TRY resulted in a translation gain. We recorded a $2.5 million translation gain for the three month period ended September 30, 2005 compared to $12.9 million for the same period in 2004 for the same reasons.

Income tax expense

        Income tax expense for the nine month period ended September 30, 2005 was $337.3 million and $226.5 million for the same period in 2004. We establish valuation allowances in accordance with the provisions of SFAS No. 109. We regularly review the adequacy of the valuation allowance based on changing conditions in the market place in which we operate and our projections of future taxable income, among other factors. We expect to have taxable income in 2005 and onwards and have generated taxable income for the past two years. Recently, the economic and political situation in Turkey has become more stable and there are positive expectations about the near-term future. Further, there are positive developments regarding the talks for Turkey’s accession to the European Union. On October 3, 2005, the member states of the European Union decided to start accession discussions with Turkey. This decision is expected to have certain political and economic benefits for Turkey in the near future. Furthermore, our settlement agreements with Turk Telekom and the Turkish Treasury were signed in the fourth quarter of 2004. As a result, as of September 30, 2005, our assessment of the realizability of the deferred tax assets and related valuation allowance requirements is consistent with that made at December 31, 2004. We concluded that it was more likely than not that the deferred tax assets of $120.7 million were realizable. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, we believe a valuation allowance should continue to be provided on a portion of the deferred tax assets, resulting from certain consolidated subsidiaries, as we are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $17.5 million is recorded as of September 30, 2005 (December 31, 2004: $17.2 million) for such amounts. We believe that it is more likely than not that the net deferred tax asset of approximately $120.7 million as of September 30, 2005 will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. We will continue to evaluate the realizability of our deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance.

Equity in net income of unconsolidated investees

        Our share of the net income of unconsolidated investees was $45.3 million for the nine month period ended September 30, 2005 compared $31.7 million for the same period in 2004. The increase in net income of unconsolidated investees was mainly due to an increase in Fintur’s net income to $109.4 million for the nine month period ended September 30, 2005 from $76.6 million for nine month period ended September 30, 2004. Net income of unconsolidated investees was $18.9 million for the three month period ended September 30, 2005 compared to $15.4 million in the same period of 2004.

12

Net income

        Net income increased to $669.5 million for the nine month period ended September 30, 2005 compared to net income of $373.2 million for the same period in 2004. The increase was mainly due to the increase in operating income despite the negative effect of increase in net interest expense for the nine month period ended September 30, 2005 compared to the same period of 2004. Mainly due to the same reasons, net income was $327.4 million for the three month period ended September 30, 2005 compared to a net income of $150.7 million in the same period of 2004.

Taxation Issues in Telecommunications Sector

        For a discussion of Turkish Tax legislation on telecommunications revenues, please see “Item 5A. Operating Results-Taxation Issues in Telecommunications Sector” in the 20-F. Other than as disclosed herein, there have been no material changes in the taxes imposed on telecommunications services since the date of the 20-F.

Investment Incentive Certificates

        In 1993, 1997, 2000, 2001 and 2004, the Under Secretariat of the Treasury approved investment incentive certificates for a program of capital expenditures made by us and our subsidiaries in our mobile communications operations, call center operations and betting games operations. Such incentives entitle us to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but these deductions were subject to withholding tax at a rate of 19.8% (for expenditures made after April 24, 2003, the investment tax benefit equals 40% of qualifying expenditures but it is not subject to any withholding tax). As of September 30, 2005, investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4.5 billion in qualifying expenditures as defined in the certificates. As of September 30, 2005, we had unused tax credit carryforwards under the certificates of approximately $263.6 million ($313.1 million as of December 31, 2004) which can be carried forward indefinitely. The certificates are denominated in TRY. However, approximately $0.5 billion of qualifying expenditures through September 30, 2005 ($0.7 billion as of December 31, 2004) under the certificates are indexed against future inflation.

        Law No. 4842, which made changes in certain taxation matters, was announced on April 24, 2003. For a discussion of these changes, see “Item 5A. Operating Results – Investment Incentive Certificates” in our 20-F.

Capital Transactions

        On April 5, 2005, our board of directors declared that our statutory paid-in capital would be increased from TRY 1,474.6 million to TRY 1,854.9 million by adding TRY 234.1 million out of the total dividend for 2004 and the statutory capital inflation adjustment included in the financial statements prepared in accordance with the accounting standards promulgated by the Capital Markets Board of Turkey (the “CMB”) amounting to TRY 146.2 million for 2004. The increase of TRY 380.3 million was distributed to our shareholders in the form of a stock split. The capital increase was accounted for as a stock split in our accompanying consolidated financial statements. As a result of the aforesaid transactions, we issued new shares with a total nominal value of TRY 380,247,980.

        All share amounts and per share figures reflected in our historical financial statements have been retroactively restated for the stock splits discussed above.

        On March 25, 2005, Cukurova Holding announced that it had an intention to sell approximately 53% of its directly and indirectly held shares in Turkcell Holding for a cash

13

consideration of $3.1 billion to Sonera Holding BV (“Sonera”). However, on May 23, 2005, Cukurova Holding announced that the negotiations were finalized without an agreement. Following Cukurova Holding’s announcement, Sonera filed a request for arbitration at the International Court of Arbitration of the International Chamber of Commerce (the “ICC”). Sonera also filed a request for interim measures at a civil court in Geneva. Sonera demanded that the court prohibit Cukurova Holding from initiating or continuing negotiations to sell or pledge shares in Turkcell Holding with third parties other than Sonera. By the letter dated October 24, 2005, ICC declared that Cukurova Holding is prohibited from initiating or continuing contacts with third parties other than Sonera, with a view to the sale or pledge of shares in Turkcell Holding during the interim measures. On November 23, 2005, the court informed Cukurova Holding that prohibition of Cukurova Holding to initiate or continue contacts with third parties other than Sonera, with a view to the sale or pledge of shares in Turkcell Holding is not valid effective from November 22, 2005. On August 19, 2005, Sonera also announced that they filed lawsuit against Cukurova Holding in the ICC at Vienna claiming that the shareholder agreement between Sonera and Cukurova Holding has been violated.

        On November 28, 2005, Alfa Telecom announced that Alfa Telecom Turkey Limited (“Alfa”), an affiliate of Alfa Telecom, one of Russia’s leading private equity telecommunications investors, completed a series of transactions resulting in Alfa’s acquisition of a 49% interest in Cukurova Telecom Holdings Limited, which has a 27% beneficial interest in us. This transaction has lead to 13.2% indirect ownership of Alfa in us.

        Upon agreement of Banking Regulation and Supervision Agency (the “BRSA”) and the Cukurova Group on debt restructuring discussions, on September 28, 2005, transfer of Yapi Kredi shares to Koc Group was completed. This share transfer did not have a significant effect on our ownership structure. As a result, direct ownership of Yapi Kredi has been decreased to 0.01%.

        As a result of these share transfers, direct and indirect ownership of Cukurova Group has been decreased to 27.05%.

Effects of Inflation

        The annual inflation rates in Turkey were 29.7%, 18.4% and 9.3% for the years ended December 31, 2002, 2003 and 2004, respectively, based on the Turkish consumer price index. Annualized inflation rates were 8.0% for the nine-month period ended September 30, 2005 and 9.0% for the same period in 2004. With the help of tight monetary policy followed by the Central Bank of Turkey and 6.5% target primary budget balance required by the IMF program, inflation has decreased to single digit numbers. The current inflation target set by the Central Bank of Turkey is 8% for 2005. With adherence to the IMF program and implementation of structural reforms, inflation could be decreased further in 2005. Furthermore, the Central Bank of Turkey announced that it will start inflation targeting from 2006. In addition to the IMF Program, negotiations for the accession of Turkey to the European Union started on October 3, 2005, which will also be a very important factor in the macro economic policies intended to decrease inflation. For additional information about the effects of inflation, see “Item 3A. Selected Financial Data – Exchange Rate Data” and “Item 3D. Risk Factors” in our 20-F.

New Accounting Standards Issued

        In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations an interpretation of SFAS No. 143". FIN 47 clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations”. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and/or through the normal operation of the asset. FIN 47 also clarifies when an entity

14

would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application for interim financial information is permitted but is not required. The adoption of FIN 47 is not expected to have a material effect on our consolidated financial statements.

        In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS No. 154. SFAS No. 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after SFAS 154 is issued. The adoption of SFAS No. 154 is not expected to have a material effect on our consolidated financial statements.

Liquidity and Capital Resources

Liquidity

        We require significant liquidity to finance capital expenditures for the expansion and improvement of our GSM network, for non-operational capital expenditures, for working capital and to service our debt obligations. To date, these requirements have been funded largely through supplier financings, bank borrowings, and the issuance of $700 million in bonds by a finance vehicle, Cellco, which issued $300 million of debt securities in July 1998 and $400 million of debt securities in December 1999, and a rights issue. As of September 30, 2005, we do not have any outstanding payables related to the Cellco transaction by the extinguishment of the $400 million senior notes on August 1, 2005.

        A summary of our consolidated cash flows for the nine month periods ended September 30, 2005 and 2004 are as follows:

(In millions of USD)	2004		2005

Net cash provided by operating activities	637.9		894.8
Net cash used for investing activities	(352.	1)	(540.	1)
Net cash provided / (used for) financing activities	85.6		(476.	6)

Net cash increase / (decrease)	371.4		(121.	9)

        The net cash provided by our operating activities for the nine month period ended September 30, 2005 and 2004 amounted to $894.8 million and $637.9 million, respectively. The increase in 2005 was primarily due to the increase in revenues in 2005 despite litigation related payments.

        The net cash used for investing activities for the nine month periods ended September 30, 2005 and 2004 amounted to $540.1 million and $352.1 million, respectively. Total investments in investees amounted to $243.8 million as of September 30, 2005 compared to $184.1 million as of September 30, 2004. For the nine month period ended September 30, 2005, we spent approximately $540.1 million for capital expenditures compared with $352.1 million for the same period in 2004. The increase in capital expenditures was mainly due to the increase in capital expenditures of Astelit, which is our majority-owned Ukranian subsidiary. The additional capital expenditures made by Astelit

15

in 2005 mainly represent new network investments. The remaining capital expenditures are primarily due to increased capital expenditures for our GSM network in Turkey. For the full year 2005, we are planning approximately $500.0 million capital expenditures in our network in Turkey in order to improve capacity, replace some of the phased out hardware, provide increased network functionality, and improve network efficiency in order to better serve our customers. In 2006, we expect less capital expenditures compared to that in 2005 not taking 3G implementation into account as there is no visibility regarding the 3G licensing process in Turkey.

        The net cash used for financing activities for the nine months period ended September 30, 2005 amounted to $476.6 million and the net cash provided by financing activities for the nine month period ended September 30, 2004 amounted to $85.7 million. As of September 30, 2005, $531.5 million was outstanding as short-term and long-term borrowings. We also entered into lease agreements in the amount of $82.5 million with various leasing companies ($64.9 million for our headquarters and other real estate, $3.5 million for computers installed at the building, office equipment and company cars and $14.1 million for a central betting system). We have extinguished the aggregate principal amount of $400 million plus accrued interest on August 1, 2005. During 2003 and 2004, we have purchased Cellco notes with a nominal value of $65 million. Reacquisition of these bonds is considered an early extinguishment of debt under the provisions of SFAS No. 140 and netted against outstanding payables.

        During the first quarter of 2004, we have fully drawn down additional borrowings of $100 million from Akbank in February 2004 and $100 million from Garanti in March 2004. In addition, we have finalized the Syndicated Murabaha facility with Islamic Development Bank and HSCB Bank AS, which became effective on January 16, 2004 with the initial drawdown done on March 3, 2004.

        During the first nine months of 2005 Euroasia Telecommunications Holdings B.V. (“Euroasia”) and its subsidiaries has drawn down additional borrowings from Ericsson Credit AB, ABN Amro NV, HSBC Bank Plc. and various financial institutions to finance capital expenditures and for working capital requirements. During the first nine months of 2005, under the vendor financing agreement signed with Ericsson Credit AB, Astelit has utilized additional borrowings of $51.8 million in respect of equipment and service purchases from Ericsson AB. During the first nine months of 2005, under the vendor financing agreement signed with ABN Amro NV, Astelit has utilized an additional $84.1 million of borrowing in respect of equipment and service purchases from Nokia Corporation. Astelit has also utilized $3.8 million under the vendor financing agreement signed with ABN Amro NV during the first nine months of 2005 in respect of Astelit’s purchases of GSM 1800 billing equipment, software and services from Sysdate Pty Ltd. Besides, Astelit utilized $25.5 million from HSBC Bank Plc and $43.3 million from various financial institutions through Euroasia for working capital requirements. During 2005, the full balance of the financing from HSBC Bank Plc and $5.0 million out of $43.3 million, which were acquired for short term, were repaid. To date Astelit has not encountered any difficulties in attracting short term loans from local banks for short term financing needs. These short term credits will be refinanced through the proceeds of long term financing.

        Besides, we signed a loan agreement with West LB AG, London Branch on August 24, 2005 to obtain an unsecured loan amounting to TRY 50.0 million (equivalent to $37.3 million as of September 30, 2005), in order to decrease borrowing costs and foreign exchange risk.

Source of liquidity

        We believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our network in 2005 through our operating cash flow and our strong cash balance as of September 30, 2005. Additionally, we are continuously evaluating local and international markets for new financing alternatives such as TRY denominated funding in order to reduce currency mismatch of our balance sheet and extend the duration of our loans while reducing our cost of borrowing.

16

        Euroasia, being in the start-up process, continues to create negative operating cash flow and this is financed through external resources. During the second quarter, shareholders added $50.0 million capital and once again during the fourth quarter, shareholders contributed another $55.6 million in shareholder loans for working capital requirements which is expected to be converted into capital during early 2006. As of December 8, 2005, all outstanding shareholders loan to Astelit were paid back by Astelit and $155.0 million received injected into the Astelit’s share capital, therefore Euroasia’s final shareholding in Astelit increased to 99.9875% since DCC did not participate to the capital increase and got diluted. For further financing needs, Euroasia intends to rely on international and/or local debt financing to refinance existing vendor loans, additional capital expenditures, and working capital requirements. In this respect, in November 2005, Astelit, together with its two mandated lead arrangers ING Bank N.V. (“ING Bank”) and Standard Bank London Ltd. (“Standard Bank”), has conducted a general bank meeting to market and initiate a syndicated long term project financing of $360.0 million. Furthermore, as part of the project financing package, arrangements for a long-term junior facility of up to $150.0 million have been also initiated. The junior facility will be fully guaranteed by us once the existing guarantees on the vendor loans are released with the proceeds of the project financing. The closing of both these facilities is expected to be in the fourth quarter of 2005. The proceeds from these facilities will be used to refinance Astelit’s existing vendor loans and local bank loans, additional capital expenditures and working capital requirements. Astelit plans to spend up to $200.0 million in 2006 for capital expenditures. Following the finalization of financing package, the Ukranian operation is expected to become fully funded for next couple of years.

        On August 24, 2005, a TRY 50 million loan was obtained from West LB A.G., London Branch with a term of 3 years. The interest and principal are payable every 6 months and interest is calculated on a floating rate of 6 month TRYibor (TRY Libor) minus 0.15 basis points. The facility will reduce the currency risk on our balance sheet.

Off-balance sheet arrangements

Off-balance sheet arrangements refer to any transaction, agreement, or other contractual arrangement involving an unconsolidated entity (other than contingent liabilities arising from litigation, arbitration or regulatory actions), under which a company has:

–	provided guarantee contracts;

–	retained or contingent interests in transferred assets;

–	any obligation under derivative instruments classified as equity; or

–	any obligation arising out of material variable interests in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging, or research and development arrangements with the company.

        As of September 30, 2005, the outstanding amount of the purchase contracts relating to advertising services was $5.0 million. As of September 30, 2005, we obtained advertising services amounting to $20.0 million from Asli Gazetecilik and the amount under the framework agreement signed with Asli Gazetecilik decreased to $5.0 million. In addition, we routinely enter into operating leases for property in the normal course of business. At September 30, 2005, there were no commitments and contingent liabilities in material amounts arising from such operating leases.

        Guarantees given on behalf of Digital Platform are related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks.

17

Contractual Obligations and Commercial Commitments

        The following table illustrates our major contractual obligations and commitments as of September 30, 2005.

(US$ Million)	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-Term Borrowings	526.4	411.1	115.3	—	—

Settlement Agreements	342.4	342.4	—	—	—

Finance Lease Obligations	4.6	4.2	0.4	—	—

Purchase Obligations	117.6	106.0	11.6	—	—
Advertising services	5.0	5.0	—	—	—
GSM Equipment	88.3	88.3	—	—	—
Baytur Dealer Loyalty Program	24.3	12.7	11.6	—	—

Total Contractual Cash Obligations	991.0	863.7	127.3	—	—

        Purchase obligations in relation to advertising services arise due to the "Amended Framework Agreement" signed with Asli Gazetecilik.

        The principal shareholder of Baytur, a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among us, Baytur and the land owner, which is a governmental organization, on October 19, 2004. The agreement amount is $39.7 million and the project is planned to be completed in 2008. We paid $15.4 million to Baytur within the scope of this contract as of September 30, 2005.

        Purchase obligations in relation to GSM equipment arise from GSM equipment supply and service contracts signed by Astelit. Astelit has entered into a $133.6 million supply financing agreement with Ericsson AB, EUR 125.4 million supply financing agreement, (equivalent to $151.2 as of September 30, 2005) with Nokia, and $12.4 million supply financing agreement with Sysdate. As of September 30, 2005, Astelit has utilized $91.3 million, $111.1 million and $6.5 million of these facilities, respectively. As of September 30, 2005, our outstanding purchase commitments under these facilities were $42.3 million, $40.1 million and $5.9 million, respectively.

        On November 2, 2005 Astelit signed the additional agreements with Ericsson AB both to supply and service contracts by increasing the amount of contracts on $40.0 million.

        On November 13 and 14, 2005, Astelit has entered into term facility agreements amounting $5.9 million to purchase call-center, hardware and software equipments.

18

Related Party Transactions

        For a discussion of our transactions with related parties see "Item 7B. Related Party Transactions" in our 20-F. There have been no material changes in our related party transactions since the date of our 20-F.

Contingent Liabilities

        The following table illustrates our major contingent liabilities as of September 30, 2005.

	Amount of contingent liability expiration per period
USD million	Total amount committed	Remaining commitment at September 30, 2005	Less than 1 year	1-3 years	4-5 years	Over 5 years

Bank Letters of Guarantee	56.7	56.7	*	—	—	—
Guarantees
Digital Platform	61.9	10.1	10.1	—	—	—
BNP - Brussels (Buyer Credit)	50.2	7.2	7.2	—	—	—
BNP - Hungary (Buyer Credit)	11.7	2.9	2.9	—	—	—

*	Bank letter of guarantees are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

        As of September 30, 2005, we are contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi and given to the customs authorities, private companies and other public organizations amounting to $41.2 million. In addition, as of September 30, 2005, we are contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $15.5 million.

        As a condition of the GSM license bid in Iran, we had provided a guarantee of EUR 210.0 million (equivalent to $253.2 million at September 30, 2005) to the Iranian Authorities, which has released on July 26, 2005.

        Guarantees given on behalf of Digital Platform are related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks.

Liquidity Outlook

        Under the current assumptions and circumstances, we expect to generate sufficient cash to maintain our strong cash position and positive free cash flow in the GSM business in Turkey. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our network through our operating cash flow and our strong cash balance as of September 30, 2005. In addition, in order to build a GSM 1800 network and fund operations in Ukraine, long term financing arrangements will be sufficient to fully fund Astelit’s business plan.

        The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this MD&A.

        Important factors that may adversely affect our projections include general economic conditions, change in the competitive environment, developments in the domestic and international capital markets, increased investments, changes in telecommunication regulations. Please see “Item

19

3D. Risk Factors” in our 20-F for a discussion of these and other factors that may affect our projections.

General Economic Conditions

        With the support of the encouraging outlook of the economy and the positive consumer sentiment in the market, we expect our net cash generation trend to be sustained. The Turkish government’s efforts to engage in a new economic program with the IMF lasting until 2007, acceptance of Turkey for membership negotiations with the EU, recovery in consumer purchasing power in line with developments such as sustainable GDP growth, decreasing inflation in line with government targets, improved distribution of wealth and a growing young and technology oriented population are projected to expand the GSM penetration in the market.

        Any change in the above stated factors including structure of the current competition might create need for additional financing for us. However, in the short term, under the existing circumstances, we do not foresee such financing need.

Loans

        On August 24, 2005, TRY 50 million (equivalent to $37.3 million at September 30, 2005) loan has been obtained from West LB A.G., London Branch with a term of 3 years. The interest and principal will be paid semiannually and interest is calculated on a floating rate of 6 month TRYibor (TRY Libor) minus 0.15 basis points. The facility will reduce the currency risk on our balance sheet.

        The outstanding balance of senior notes issued by Cellco in 1999 has been fully repaid on August 1, 2005. The loan had an interest rate of 12.75% and its original maturity was August 1, 2005.

        In Ukraine, Astelit signed a mandate letter for a long term financing arrangement. During November 2005, together with its two mandated lead arrangers ING Bank and Standard Bank, has conducted a general bank meeting to market and initiate a syndicated long term project financing of $360.0 million. The project financing will be a combination of $270.0 million export credit financing and $90.0 million commercial financing and is expected to be funded prior to year-end 2005. Furthermore, as part of the project financing package, arrangements for a long-term junior facility of up to $150.0 million have also been initiated. The junior facility will be fully guaranteed by Turkcell once the existing guarantees on the vendor loans are released with the proceeds of the project financing. The closing of both of these facilities is expected to be in the fourth quarter of 2005. The proceeds from these facilities will be used to refinance Astelit’s existing vendor loans and local bank loans, additional capital expenditures and working capital requirements. Astelit plans to spend up to $200.0 million in 2006 for capital expenditures. Following the finalization of financing package, the Ukranian operation is expected to become fully funded for next couple of years.

        We believe that we will be able to fully fund the operations in Turkey by our cash from operations through the remainder of 2005, which includes the repayment of approximately $24.0 million in debt principal and interest obligations. In Ukraine, in order to build a GSM network and fund the operations, long term financing arrangements will be sufficient to fully fund Astelit’s business plan through the following years which includes the repayment of approximately $116.6 million in debt principal and interest obligations. Until the financial closing of the long term financing arrangements, based on the shareholders loan agreement signed on October 3, 2005, the shareholders of Euroasia committed to arrange an additional $55.6 million of financing to Euroasia in proportion to their respective shareholding in Euroasia, first as a shareholder loan then converted to equity through a shareholders’ resolution. We provided a deposit pledge in the amount of $30.6 million, representing our pro-rata share of shareholder financing, and HSBC provided a bank loan to Euroasia for the same amount. All proceeds have been used by Euroasia to fund its consolidated subsidiary, Astelit. Turktell Uluslararasi, through a board decision dated October 24, 2005, approved the equity injection into Euroasia in the amount of $30.6 million representing its share. Therefore, the Euroasia loan is

20

expected to be paid down and replaced with the equity injection in early 2006. Following the $55.6 million additional equity injection, the total equity in Euroasia, the parent of Astelit, will be $209.4 million, with our shareholding being 54.4%.

        Based on our debt repayment schedule, and our current expectations regarding the domestic and international macroeconomic environment, developments in the telecommunications sector, pending litigation costs, capital expenditures and domestic and international investments and partnerships obligations, we do not foresee any funding gap in 2005. We continuously monitor and examine financing opportunities to improve our financial condition and performance. We continuously evaluate domestic and international debt and capital markets, looking for new financing alternatives for both restructuring and contingency purposes. We maintain effective relationships with financial institutions and watch the debt and capital markets for possible club deals, bilateral and syndicated loans, Eurobond issues, and many other financial instruments. We maintain our focus on strategies that lower the weighted average cost of total borrowing and extend the maturity of outstanding borrowings. We are reviewing the domestic loan alternatives of either extending the existing facilities or obtaining additional domestic debt denominated in TRY.

        We cannot assure you that we will be able to obtain any of this additional financing on terms that are satisfactory to us, or at all. If for any reason adequate internal resources or external financing are not available as needed, we may not be able to maintain and enhance the quality of our network or to meet our other obligations and liabilities as they become due. This could lead to a loss of subscribers and market share, as well as potential defaults under, and refinancing or restructuring of, existing debt and other obligations, all of which could have a material adverse effect on our business, consolidated financial condition or results of operations, or liquidity.

Credit Ratings

        Our long term foreign currency ratings as of December 21, 2005:

Standard & Poor’s	B
Moody’s	B2
Fitch	BB-

        Any further upgrades from the ratings agencies may allow us to lower the cost of borrowing for any future indebtedness in the domestic and international debt and capital markets. Conversely, any ratings downgrade may limit our future access to debt and capital markets and increase the cost of borrowing.

        After the extinguishment of the Cellco notes in August 2005, Moody’s no longer has a valid credit rating for us. In addition, Fitch has upgraded our senior unsecured local currency rating to BB from BB- and assigned it a stable outlook.

21

Dividend Payments

        We have adopted a dividend policy, which is set out in our Corporate Governance Guidelines. As adopted, our general dividend policy is to pay dividends to shareholders with due regard to trends in our operating performance, financial condition and other factors. Our Board of Directors intends to distribute cash dividends in an amount of not less than 50% of our distributable profits for each fiscal year, starting with profits for fiscal 2004. However, the payment of dividends will still be subject to cash flow requirements of us, compliance with Turkish law and regulations and the approval of, or amendment by, our Board of Directors and the General Assembly of Shareholders.

        On April 29, 2005, during the Annual Shareholders’ Meeting, our shareholders decided to distribute all of our distributable income (included in the financial statements prepared in accordance with the accounting standards promulgated by the CMB) for the year ended December 31, 2004. The dividend was in the form of 50% cash and 50% bonus shares. The net distributable income, after deducting legal reserves, amounted to TRY 500.3 million (equivalent to $373.2 million at September 30, 2005). Accordingly, the dividend was distributed as follows:

	Amount per share (TRY in full)	Total (TRY Million)	USD equivalent September 30, 2005

Dividend in cash	0.000134848	250.1	$186.6
Dividend in bonus shares	—	234.1	174.6

        Accordingly, the rate of the bonus share certificate to be issued for each share having a nominal value of TRY 0.001 was declared as 0.0204997881%. Distribution of the cash dividend payment to the shareholders commenced on May 17, 2005 and distribution of the bonus share certificates commenced on May 31, 2005 and still continuing as of September 30, 2005.

New Technology Investments and Partnership Opportunities

        Cash flow from the operations provides us with sufficient means to implement our plans. However, new technologies are excluded from the current projections, so addition of any new technology such as 3G technology or any new partnership opportunity may require both higher operating expense and capital expenditures leading to a need for additional cash injection in the future.

Quantitative and Qualitative Discussion of Market Risk

        Our functional currency is the TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in foreign currencies, primarily US dollars, Euros and Swedish Krona (“SEK”).  In addition, our indebtedness is principally in US dollars.  Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions.  Assets and liabilities denominated in foreign currencies are converted into TRY at the exchange rates prevailing at the balance sheet date, with the resulting exchange differences recognized in the determination of net income.

        Market risk sensitive instruments consist of loans denominated in foreign currencies (substantially in US dollars and euros) totaled to $491.1 million, representing almost all of total indebtedness at September 30, 2005.

        The fair value of indebtedness as of September 30, 2005 approximates carrying amount since Cellco bond was paid off and the remaining debt portfolio consists of bilateral and syndicated bank loans.

22

        We are exposed to foreign exchange liquidity and rate risks that could significantly impact our ability to meet our obligations and finance our network construction.  A substantial majority of our debt obligations and capital expenditures are, and are expected to continue to be, denominated in US dollars and Euro. By contrast, substantial portion of our revenues are, and will continue to be, denominated in TRY.

        To manage our foreign exchange risk more efficiently, in 2005, we have entered into $396.0 million notional of structured forward transactions to buy US dollar against TRY. As of November 30, 2005, we have bought $359.0 million through these transactions. We have also entered into $52.0 million notional of structured forward transactions to sell US dollar against TRY where we sold $37.0 million against TRY until November 30, 2005. As of November 30, 2005, we have $117.0 million notional of structured forwards outstanding to buy USD and $15.0 million notional of structured forwards outstanding to sell USD.

          In 2005, we have also entered into forward transactions to sell US dollar against SEK, and forward transactions to sell TRY against Euro. We have entered into EUR 2.0 million notional of structured forward transactions against TRY and as of November 30, 2005 we have bought EUR 4.0 million through these transactions against TRY. We have also entered into EUR 6.0 million notional of outright forward transactions to buy EUR against TRY and SEK 599.5 million notional of outright forwards to buy SEK against US dollar with maturities from June to December 2005. As of November 30, 2005, SEK 37.8 million notional of these transactions is still outstanding.

        We have run sensitivity analysis on our portfolio of structured US dollar hedging products. We included two extreme case scenarios of 10% appreciation and 10% depreciation of TRY/US dollar exchange rate In case of 10% depreciation, from a spot rate of 1.3560 on November 30, 2005, our total structured US dollar put forward transaction size would rise to $30.0 million with a total loss effect of $2.2 million and in case of a 10% appreciation, our total structured US dollar call forward transaction size would rise to $234.0 million with a total loss effect of $22.6 million.

        All hedging transactions have been authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect us from fluctuations in currency values.  Analytical techniques are used to manage and monitor foreign exchange risk which include market valuation and sensitivity analysis.  In addition, we keep a reasonable proportion of our monetary assets in US dollars to reduce our currency exposure.  Furthermore, the maximum tariffs we may charge are adjusted periodically by the Telecommunications Authority to account for, among other things, the devaluation of the TRY.

23

Legal Proceedings

        We are involved in various claims, which are described in “Item 8A. Consolidated Statements and Other Financial Information – Legal Proceedings” in our 20-F.

        There has not been any material change in our legal and arbitration proceedings since the date of our 20-F, except for the following:

        Regarding the investigation of the Telecommunications Authority on international voice traffic, on March 2, 2005, Turk Telekom notified us that we have allegedly damaged Turk Telekom because of the interconnection agreement signed with Milleni.com. Accordingly, Turk Telekom requested from us to pay TRY 219 million (equivalent to $163 million at September 30, 2005) of principal and TRY 178 (equivalent to $133 million at September 30, 2005) of interest, which make a sum of TRY 397 million (equivalent to $296 million at September 30, 2005) until March 7, 2005. Related to this case, on August 19, 2005, Turk Telekom filed a lawsuit against us in order to obtain an injunction and block all our deposits and receivables in order to collect damage amounting TRY 451 million ($336 million at September 30, 2005) including principal and interest related to Milleni.com. The court rejected the injunction request of Turk Telekom. The case is still pending.

        On April 15, 2005, Spor Toto Teskilat Mudurlugu, regulatory authority of sports betting in Turkey, notified Inteltek that Inteltek is obliged to pay TRY 1.4 million (equivalent to $1.1 million at September 30, 2005) of uncollected revenue from agents including 5% interest charge, with the claim of the inadequacy of the system software, failure to spot dealer sales on a live basis and lack of control mechanisms and cause for the non-collection of a certain portion of turnover from dealers. On November 2, 2005, Spor Toto Teskilat Mudurlugu send a second letter to Inteltek that Inteltek is obliged to pay TRY 1.7 million (equivalent to $1.3 million at September 30, 2005) of uncollected turnover from agents including 5% interest charge regarding the same issue. Inteltek management believes that Inteltek has fulfilled its operational obligations and collection risks from dealers belong to Spor Toto Teskilat Mudurlugu.

        On August 29, 2005, we were notified that Telsim has initiated a lawsuit claiming that, we have not applied the reference interconnection rates determined by the Telecommunications Authority, and have charged interconnection fees exceeding the ceiling rates approved by Telecommunications Authority. Telsim requested an injunction to be applicable starting from August 1, 2005, to cease this practice and requested collection of its damages totaling to TRY 26.1 million (equivalent to $19.5 million at September 30, 2005) including principal, interest and penalty on late payment. The court rejected the injuction request of Telsim. The case is still pending.

        On June 23, 2005, our board of directors decided to allow Alfa Telecom Turkey Limited (“Alfa Turkey”) to conduct due diligence on us. On July 1, 2005, Sonera filed a suit with the interim injunction demand against us in Beyoglu 2nd Commercial Court of First Instance for the purpose of determining the invalidity of the Board resolution dated June 23, 2005. On July 4, 2005, Beyoglu 2nd Commercial Court of First Instance resolved to reject the interim injunction demand. The case is still pending.

        The interconnection agreement with Turk Telekom provided for a renegotiation of pricing terms after December 31, 2004, and in the event that the parties could not agree on new terms by February 28, 2005, for referral to the Telecommunications Authority for resolution. As we and Turk Telekom were unable to agree on new terms, Turk Telekom referred the matter to the Telecommunications Authority, which has temporarily set call termination fees for calls terminating on each operator’s network starting from August 10, 2005. According to its resolution procedure, the Authority is expected to set final termination fees, which are binding on us and Turk Telekom. On October 7, 2005 we filed a lawsuit against the Telecommunications Authority for the injunction and cancellation of this decision, which has temporarily set call termination fees for calls terminating on each operator’s network starting from August 10, 2005.

24

        We believe the Iranian Ministry of Communication and Information Technology has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, we have brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and the regulations passed by the Iranian Parliament in connection with the GSM tender process.

Other Matters

        With the amendment to the Privatization Law, on July 3, 2005, the definition of the items that should be included in the gross revenue used in the calculation of the amounts to be paid to the Turkish Treasury has been amended. According to the amendment, interest charges for late collections and indirect taxes such as value added taxes, special transaction tax and stamp duty are excluded from the definition of the gross revenue. This amendment has been approved by the President of the Turkish Republic and published in the Official Gazette on July 21, 2005. This amendment will come into effect pursuant to our application to the Telecommunications Authority for the revision of related articles of the License Agreement and the respective approval of the Danistay. Pursuant to the process defined by the law, we have applied to the Telecommunications Authority to review the related item defining the gross revenue in our license agreement and we are in the process of revising the related text.

        On October 20, 2005, Cukurova Group offered us to sell the A-Tel Option Contract, under which the holder has the right to purchase 50% shares of A-Tel for a consideration of $150.0 million. We are currently continuing tax, legal and financial due diligence review in A-Tel. We are determined to purchase A-Tel’s shares provided that such shares’ value is at least $150.0 million.

        According to the Interconnection Settlement Agreement dated December 24, 2004, signed between us and Turk Telekom the principal amount of the total debt that we owe to Turk Telekom for the year 2006 amounting to TRY 286.9 million (equivalent to $214.0 million as of September 30, 2005) shall be paid until the end of 2005 according to early payment option stated in the agreement.

25

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2004 AND SEPTEMBER 30, 2005 (Unaudited)
(In thousands, except share data)

	December 31, 2004	September 20, 2005

		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$763,821	641,888
Held for trading securities	—	1,788
Available for sale securities	—	12,667
Held to maturity securities	45,329	10,164
Trade receivables and accrued income, net (Note 5)	271,792	372,376
Due from related parties (Note 6)	103,948	70,957
Inventories	13,007	9,199
Prepaid expenses	23,685	69,465
Other current assets, includes $110,166 and $3,500 of restricted cash as of
December 31, 2004 and September 30, 2005, respectively (Note 7)	325,741	86,300
Deferred tax assets (Note 17)	277,589	118,762

Total current assets	1,824,912	1,393,566

DUE FROM RELATED PARTIES (Note 8)	65,971	64,931
PREPAID EXPENSES	6,482	13,305
INVESTMENTS (Note 9)	197,760	243,772
HELD TO MATURITY SECURITIES	10,266	—
FIXED ASSETS, net (Note 10)	1,061,268	1,078,174
CONSTRUCTION IN PROGRESS (Note 11)	230,191	478,405
INTANGIBLES, net (Note 12)	881,511	849,580
GOODWILL	1,349	1,349
OTHER LONG TERM ASSETS	1,624	2,057
DEFERRED TAX ASSETS (Note 17)	80,163	4,279

	$4,361,497	4,129,418

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short term borrowings (Note 13)	$549,079	423,605
Trade payables (Note 14)	616,816	417,428
Due to related parties (Note 15)	6,711	4,327
Taxes payable (Note 17)	99,939	81,702
Provision for income taxes (Note 17)	—	31,853
Other current liabilities and accrued expenses (Note 16)	523,475	484,572

Total current liabilities	1,796,020	1,443,487
LONG TERM BORROWINGS (Note 18)	266,447	107,877
TRADE PAYABLES (Note 14)	213,740	—
LONG TERM LEASE OBLIGATIONS	3,284	354
RETIREMENT PAY LIABILITY	12,875	15,505
DEFERRED TAX LIABILITIES (Note 17)	11,757	2,357
MINORITY INTEREST	64,044	78,132
OTHER LONG TERM LIABILITIES	7,813	7,563
SHAREHOLDERS' EQUITY
Common stock
Par value 0.001 TRY; authorized, issued and outstanding 1,854,887,341,000
shares as of December 31, 2004 and September 30, 2005 (Note 19)	636,116	636,116
Additional paid in capital	178	178
Legal reserves	42,501	92,414
Accumulated other comprehensive income (Note 3)	2,244	3,521
Retained earnings	1,304,478	1,741,914

Total shareholders' equity	1,985,517	2,474,143

COMMITMENTS AND CONTINGENCIES (Note 20)
	$4,361,497	4,129,418

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2005 (Unaudited)
(In thousands, except share data)

	Three Months Ended September		Nine Months Ended September
	2004	2005	2004	2005

	(Unaudited)		(Unaudited)

Revenues	$969,353	1,249,131	2,321,239	3,193,121
Direct cost of revenues	(549,220)	(649,587)	(1,523,552)	(1,750,529)

Gross profit	420,133	599,544	797,687	1,442,592
General and administrative expenses	(26,520)	(36,924)	(94,006)	(107,869)
Selling and marketing expenses	(89,069)	(118,434)	(242,022)	(348,628)

Operating income	304,544	444,186	461,659	986,095
Income (expense) from related parties, net	439	(224)	1,378	857
Interest income	39,124	27,584	114,475	101,745
Interest expense	38,923	(30,815)	(38,010)	(130,162)
Other income, net	1,612	1,175	2,459	5,381

Equity in net income of unconsolidated investees (Note 9	15,358	18,934	31,748	45,334
Minority interest in income of consolidated subsidiaries	1,783	5,629	4,499	6,019
Translation gain (loss), net	12,880	2,453	21,555	(8,402)

Income before taxes	414,663	468,922	599,763	1,006,867
Income tax expense (Note 17)	(264,005)	(141,544)	(226,519)	(337,342)

Net income	$150,658	327,378	373,244	669,525

Basic and diluted earnings per common share (Note 19)	0.000081	0.000176	0.000201	0.000361

Weighted average number of common shares outstanding (Note 19)	1,854,887,341,000	1,854,887,341,000	1,854,887,341,000	1,854,887,341,000

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2005 (Unaudited)
(In thousands)

	September 30, 2004	September 30, 2005

	(Unaudited)	(Unaudited)

Operating Activities:
Net income	$373,244	669,525
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	316,957	340,011
Provision for retirement pay liability	82	2,630
Provision for inventories	(414)	(665)
Provision for doubtful receivables	(14,052)	15,409
Accrued income	16,956	27,831
Accrued expense	(116,172)	(189,913)
Equity in net income of unconsolidated investees	(31,748)	(45,334)
Translation adjustment	—	600
Minority interest in income of consolidated subsidiaries	64,733	14,088
Provision for income taxes	—	31,853
Deferred taxes	215,546	225,311
Changes in assets and liabilities:
Trade receivables	(30,781)	(103,922)
Due from related parties	(28,637)	34,031
Inventories	2,503	4,473
Prepaid expenses	(28,703)	(52,603)
Other current assets	(244,355)	197,139
Held for trading securities	—	(1,788)
Taxes payable	59,060	(18,237)
Other long term assets	(4,606)	(606)
Due to related parties	(832)	(2,384)
Trade payables	67,129	(413,128)
Other current liabilities	18,314	160,769
Other long term liabilities	3,665	(251)

Net cash provided by operating activities	637,889	894,839

Investing Activities:
Additions to fixed assets	(217,583)	(502,133)
Additions to intangibles	(134,551)	(70,765)
Investments in held to maturity securities	—	45,431
Investments in available for sale securities	—	(12,667)

Net cash used for investing activities	(352,134)	(540,134)

Financing Activities:
Proceeds from issuance of long and short term debt	342,297	245,816
Payment on long and short term debt	(172,291)	(529,860)
Net (increase) decrease in debt issuance expenses	(23)	2,573
Payment on lease obligations	(11,357)	(12,991)
Increase in lease obligations	5,105	—
Dividend paid	(78,072)	(182,176)

Net cash provided by financing activities	85,659	(476,638)

Net increase in cash and cash equivalents	371,414	(121,933)
Cash and cash equivalents at the beginning of period	582,680	763,821

Cash and cash equivalents at the end of period	$954,094	641,888

Supplemental cash flow information:
Interest paid	$62,939	80,523
Income taxes paid	1,701	99,991
Dividends paid	78,072	182,176
Non-cash investing activities
Capital lease obligations	5,105	1,003

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2005 (Unaudited)
(In thousands, except share data)

	Common stock
	Shares	Amount	Additional paid-in capital	Legal reserves	Comprehensive income	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balances at December 31, 2004	1,854,887,341,000	$636,116	178	42,501		1,304,478	2,244	1,985,517
Comprehensive income:
Net income					669,525	669,525		669,525
Other comprehensive income:
Translation adjustment					633		633	633
Net unrealized capital gain on
available-for-sale securities					644		644	644

Comprehensive income					670,802

Transfer to legal reserves				49,913		(49,913)		—
Dividend paid						(182,176)		(182,176)

Balances at September 30, 2005	1,854,887,341,000	$636,116	178	92,414		1,741,914	3,521	2,474,143

The accompanying notes are an integral part of these consolidated financial statements.

Turkcell Iletisim Hizmetleri Anonim Sirketi and
Its Subsidiaries

Notes to Consolidated Financial Statements
As of December 31, 2004 and September 30, 2005 (Unaudited)
and for the Three Month and Nine Month Periods Ended
September 30, 2004 and 2005 (Unaudited)

(Amounts in thousands of US Dollar unless otherwise stated except share amounts)

(1)	Business

Turkcell Iletisim Hizmetleri Anonim Sirketi (“Turkcell”) was incorporated on October 5, 1993 and commenced operations in 1994. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and neighboring states.

In April 1998, Turkcell signed a license agreement (the “License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits Turkcell to operate as a stand-alone GSM operator and frees it from some of the operating constraints in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) an ongoing license fee equal to 15% of its gross revenue from Turkish GSM operations. Turkcell continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

On June 25, 2005, the Turkish government declared that GSM operators are required to pay 10% portion of their existing monthly ongoing license fee to the Ministry of Transportation as universal service fund in accordance with the law no 5369. As a result, starting from June 30, 2005, Turkcell pays the 90% of accrued ongoing license fee to the Turkish Treasury and 10% to the Ministry of Transportation as universal service fund.

In July 2000, Turkcell completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

Turkcell owns a 41.45% interest in Fintur Holdings B.V. (“Fintur”), which holds the majority of the Company’s international GSM investments, with majority ownership in GSM operations in Azerbaijan, Georgia, Kazakhstan and Moldova. Fintur is accounted for under the equity method.

The Company also owns 100% of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), a company that operates GSM network in Northern Cyprus.

In December 2003, the Company invested $50,000 in Digital Cellular Communications (“DCC”), a Ukrainian telecommunications company with several telecommunications licenses including a GSM 1800 license. In order to facilitate the investment in DCC, the Company created a new wholly-owned company named Euroasia Telecommunications Holding B.V. (“Euroasia”) in the Netherlands in February 2004, and capitalized it with cash contributions of $50,000. The owners of DCC contributed 99% of the shares of DCC to Euroasia in exchange for a 49% interest in Euroasia in May 2004. LLC Astelit (“Astelit”) is a 99% owned subsidiary of DCC and has the title to the GSM 1800 license in Ukraine. On February 1, 2005, Astelit commenced its operations with GSM 1800 technology. Euroasia, DCC and Astelit are the consolidated subsidiaries of the Company as of September 30, 2005.

Turkcell and Ericsson Telekomunikasyon A.S. (“Ericsson Turkey”) have established a company named East Asian Consortium BV (“Eastasia”), with a share capital of EUR 91,000, to invest in the Iranian GSM business. Eastasia is a member of the Irancell Consortium (the “Consortium”), which was planned to own Irancell, and includes Turkcell and Ericsson Turkey, and two Iranian companies, Parman Ertebat and Iran Electronic Development Company. Turkcell and Ericsson Turkey own 85% and 15% of Eastasia, respectively, and Turkcell was expected to indirectly own 51% of Irancell through Eastasia and was expected to control 51% of the voting shares. Turkcell has fully completed its capital contribution in Eastasia in proportion to its shares in capital.

On September 12, 2004, the GSM license agreement was signed between the Consortium and the Iranian Authorities. On September 26, 2004, both the Iranian Parliament and the Guardian Council stated that the agreement concerning the mobile phone network would become effective upon the approval of the Iranian Parliament. On April 25, 2005, the Iranian Parliament approved a revised proposal, which suggested a reduction of Turkcell’s stake in Irancell to 49% and included several other amendments to the terms of the license agreement originally agreed and submitted the proposal to the Guardian Council for their consent. In May 2005, the Guardian Council gave their consent. The consent was approved by the Iranian President.

On September 2, 2005, Board of Directors decided to continue with the Irancell project and approved the ownership structure of Irancell with a stake of 49% in Irancell for Eastasia. However, Turkcell management has also declared publicly that they stipulate National Bank of Iran, Bank Melli, to hold 21% of the shares of Irancell and the parties should agree that these shares shall be publicly offered in the third year following the initiation of the Irancell operations and these agreed terms should be reflected into all agreements between the parties in Irancell.

The Iranian Ministry of Communication and Information Technology (“Iranian Ministry”) has set November 21, 2005 as the deadline with respect to the finalization of the shareholder structure of the Consortium. However, no notification has been made by the Iranian Authorities regarding any resolution of the first private GSM operator tender in Iran, which was won by the Consortium. In the meantime, to show its willingness to invest in Irancell, Eastasia has deposited EUR 172,700 in Bank Saderat Plc. located in London as its potential contribution to Irancell.

Notwithstanding the foregoing, Turkcell believes Iranian Ministry has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, Turkcell has brought a claim in Iranian courts seeking to compel the Iranian Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process.

In addition, as of September 30, 2005, the Company was involved in various activities, including call centers and database management, directory assistance, advertising, operating a central betting system, Wireless Application Protocol (“WAP”) services, value added GSM services (“VAS”), fixed line long distance call services and internet services through various consolidated subsidiaries.

(2)	Financial Position and Basis of Preparation of Financial Statements

The Company maintains their books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in their respective countries of residence. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited consolidated financial statements of the Company as of September 30, 2005 and for the three month and nine month periods ended September 30, 2004 and 2005 in the opinion of the management of the Company, include all the adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results of such unaudited interim periods.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with US GAAP. Actual amounts could differ from those estimates. Significant estimates and assumptions include the depreciable/amortizable lives of fixed assets and intangibles, amounts reflected as allowances for doubtful receivables, valuation allowances on deferred tax assets and amounts reflected as provisions for liabilities arising from legal proceedings.

These unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F.

(3)	Comprehensive Income

Comprehensive income generally encompasses all changes in shareholders’ equity (except those arising from transactions with owners) and includes net income, net unrealized capital gains on available for sale securities and foreign currency translation adjustments. The Company’s comprehensive income differs from net income applicable to common shareholders only by the amount of the foreign currency translation adjustment and unrealized capital gains on available for sale securities charged to shareholders’ equity for the period. Comprehensive income for the three month and nine month periods ended September 30, 2004 and 2005 was $151,156, $329,821, $375,683 and $670,802, respectively.

(4)	New Accounting Standards Issued

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations an interpretation of SFAS No. 143". FIN 47 clarifies the term conditional asset retirement obligation as used in SFAS No. 143, “Accounting for Asset Retirement Obligations”. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and/or through the normal operation of the asset. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application for interim financial information is permitted but is not required. The adoption of FIN 47 is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS No. 154. SFAS No. 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after SFAS 154 is issued. The adoption of SFAS No. 154 is not expected to have a material effect on the Company’s consolidated financial statements.

(5)	Trade Receivables and Accrued Income, net

At December 31, 2004 and September 30, 2005, the breakdown of trade receivables and accrued income is as follows:

	December 31, 2004	September 30, 2005

		(Unaudited)

Receivables from subscribers	$258,560	315,013
Accounts and checks receivable	77,027	124,497

	335,587	439,510
Accrued service income	70,120	82,191
Allowance for doubtful receivables	(133,915)	(149,325)

	$271,792	372,376

The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for services rendered but not yet billed.

Accounts and checks receivable mainly comprised of roaming receivables and receivables from distributors within the ordinary course of business.

Movements in the allowance for doubtful receivables are as follows:

	December 31, 2004	September 30, 2005

		(Unaudited)

Beginning balance	$135,920	133,915
Provision for doubtful receivables	14,572	19,674
Write offs	(22,890)	(4,424)
Effect of change in exchange rate	6,313	160

Ending balance	$133,915	149,325

(6)	Due from Related Parties

As of December 31, 2004 and September 30, 2005, the balance comprised:

	December 31, 2004	September 30, 2005

		(Unaudited)

KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	$37,019	32,019
Digital Platform Iletisim Hizmetleri AS (“Digital Platform”)	8,995	19,561
A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”)	24,549	1,130
Parman Ertabat	20,982	—
Other	12,403	18,247

	$103,948	70,957

Substantially all of the significant receivables from related parties are from Cukurova Group companies.

Due from KVK Teknoloji, a company whose majority shares are owned by some of the shareholders of the Company, mainly resulted from simcard and prepaid card sales to this company.

Due from Digital Platform, a company whose majority shares are owned by some of the shareholders of the Company, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. (Note 8)

Due from A-Tel, a 50-50 joint venture of Yapi Kredi Bankasi AS (“Yapi Kredi”), a shareholder of the Company and Savings Deposit Insurance Fund (“SDIF”), mainly resulted from simcard and prepaid card sales to this company.

At December 31, 2004, due from Parman Ertebat, an equity investment of one of the shareholders of the Company, resulted from the payment of capital contribution by Turkcell to Irancell’s share capital on behalf of Parman Ertebat. This receivable has been collected in March 2005.

(7)	Other Current Assets

At December 31, 2004 and September 30, 2005, the balance comprised:

	December 31, 2004	September 30, 2005

		(Unaudited)

Value added tax (“VAT”) receivable	$149,777	22,728
Prepaid taxes	273	20,313
Advances to suppliers	3,381	15,720
Expenses to be invoiced for Iran GSM tender	6,578	5,758
Restricted cash	110,166	3,500
Receivable from personnel	2,295	3,251
Promotional material	2,932	3,136
Deferred financing costs	3,204	804
Telecommunications Authority income accrual (Note 20)	39,903	—
Other	7,232	11,090

	$325,741	86,300

In accordance with the settlement agreements signed with Turk Telekom regarding infrastructure and interconnection disputes, Turk Telekom has issued invoices amounting to TRY 1,946,601 (equivalent to $1,452,037 at September 30, 2005). As of December 31, 2004, Turkcell has the right to deduct VAT charged to Turkcell on Turk Telekom invoices from its VAT payable amount. VAT receivable represents the net balance of VAT on such invoices and VAT receivables and payables arising in the ordinary course of business. As of September 30, 2005, the amount represents the VAT receivable of consolidated subsidiaries, mainly Astelit.

As of December 31, 2004, restricted cash represents the capital contribution for Irancell deposited in escrow account in Iran. This cash was released to Turkcell and paid back in March 2005.

(8)	Due from Related Parties — Long Term

	December 31, 2004	September 30, 2005

		(Unaudited)

Digital Platform	$64,199	60,912
Other	1,772	4,019

	$65,971	64,931

Due from Digital Platform mainly resulted from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. Receivables from Digital Platform have been discounted at a rate of 6% resulting in a deduction of $8,778 as of September 30, 2005 (December 31, 2004: $11,406). Management expects to collect such receivables until 2009. In addition to the short and long-term due from Digital Platform, Turkcell is subject to a guarantee agreement of $10,098 (Note 20). Management believes that it is unlikely that the Company will not recover such exposure based on the discussions with the management of Digital Platform.

(9)	Investments

At December 31, 2004 and September 30, 2005, investments in associated companies were as follows:

	December 31, 2004	September 30, 2005

		(Unaudited)

Fintur	$175,141	221,153
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve
Ticaret AS (“Aks TV”)	15,750	15,750
T Medya Yatirim Sanayi ve Ticaret AS (“T Medya”)	6,869	6,869

	$197,760	243,772

At December 31, 2004 and September 30, 2005, the Company’s ownership interest in Fintur was 41.45%. Fintur is accounted for under the equity method.

On June 24, 2005, at its General Assembly Meeting, name of Basin Yatirim Sanayi ve Ticaret AS (“Basin Yatirim”) was changed to T Medya. At the same meeting, it has been decided to increase the share capital of T Medya. However, the Company did not participate in the capital contribution; accordingly the ownership of the Company in T Medya has decreased to 5.91% as of September 30, 2005.

In 2003, the Company acquired a 6.24% interest in Aks TV and an 8.23% interest in Basin Yatirim, media companies owned by the Cukurova Group. Investments in these companies are accounted for under cost method.

Aggregate summarized information of Fintur as of December 31, 2004 and September 30, 2005 and for the three month and nine month periods ended September 30, 2004 and 2005 are as follows:

	December 31, 2004	September 30, 2005

		(Unaudited)

Current assets	$146,258	207,299
Non-current assets	652,447	822,670

	$798,705	1,029,969

Current liabilities	$237,064	284,259
Non-current liabilities	256,029	329,069
Shareholders' equity	305,612	416,641

	$798,705	1,029,969

	3 months ended September 30, 2004 (Unaudited)	3 months ended September 30, 2005 (Unaudited)	9 months ended September 30, 2004 (Unaudited)	9 months ended September 30, 2005 (Unaudited)

Revenue	$154,521	232,440	392,417	601,261
Direct cost of revenue	(62,715)	(93,477)	(163,435)	(257,772)
Income before tax	46,162	58,133	101,657	147,707
Net income	37,051	45,681	76,593	109,371

(10)	Fixed Assets, net

As of December 31, 2004 and September 30, 2005, the analysis of fixed assets is as follows:

	Useful Lives	December 31, 2004	September 30, 2005

			(Unaudited)
Operational fixed assets:
Base terminal stations	8 years	$1,014,085	1,178,093
Mobile switching center/Base station controller	8 years	869,981	901,883
Minilinks	8 years	219,739	245,493
Supplementary system	8 years	37,440	38,028
GSM services equipment	8 years	91,575	93,800
Betting equipment	7 - 8 years	14,458	14,568
Call center equipment	5 years	12,110	22,818
Other	5 years	—	2,529

		2,259,388	2,497,212
Accumulated depreciation		(1,361,927)	(1,572,747)

Operational fixed assets, net		897,461	924,465

Non-operational fixed assets:
Land		899	986
Buildings	25 years	179,226	180,203
Furniture, fixture and equipment	4-5 years	165,301	166,327
Motor vehicles	4-5 years	8,710	9,660
Leasehold improvements	3-5 years	52,448	50,395

		406,584	407,571
Accumulated depreciation		(242,777)	(253,862)

Non-operational fixed assets, net		163,807	153,709

		$1,061,268	1,078,174

At December 31, 2004 and September 30, 2005, total fixed assets acquired under finance leases amounted to $81,497 and $82,500, respectively. Depreciation of these assets amounted to $1,194, $1,150, $3,268 and $3,428 for the three month and nine month periods ended September 30, 2004 and 2005, respectively, and is included in depreciation expense.

Depreciation expenses for the three month and nine month periods ended September 30, 2004 and 2005 are $76,212, $80,753, $228,709 and $235,802, respectively.

As of September 30, 2005, fixed assets of the Company amounting to $16,133 are pledged as collateral to the banks that have loans to the Company.

(11)	Construction in Progress

At December 31, 2004 and September 30, 2005, construction in progress consisted of expenditures in GSM and non-operational items is as follows:

	December 31, 2004	September 30, 2005

		(Unaudited)

Turkcell-GSM network	$138,303	304,633
Astelit-GSM network	67,077	149,858
Turkcell-Other projects	6,915	11,898
Non-operational items	9,239	10,673
Kibris Telekom-GSM network	451	745
Other	8,206	598

	$230,191	478,405

(12)	Intangibles, net

As of December 31, 2004 and September 30, 2005, intangibles consisted of the following:

	Useful Lives	December 31, 2004	September 30, 2005

			(Unaudited)
Computer software	3-8 years	$860,253	926,989
GSM and other telecommunications licenses	4-25 years	572,181	576,106
Transmission lines	10 years	19,531	19,573
Central betting system operating right	4-5 years	2,641	2,642
Customer base	2 years	1,132	1,193

		1,455,738	1,526,503
Accumulated amortization		(574,227)	(676,923)

		$881,511	849,580

As of September 30, 2005, amortized intangible assets are as follows:

	Gross carrying Amount	Accumulated Amortization

Computer software	$926,989	507,451
GSM and other telecommunications licenses	576,106	157,469
Transmission lines	19,573	10,099
Central betting system operating rights	2,642	1,013
Customer base	1,193	891

	$1,526,503	676,923

Amortization expenses for the three month and nine month periods ended September 30, 2004 and 2005 are $29,188, $34,985, $88,248 and $104,209, respectively.

(13)	Short Term Borrowings

At December 31, 2004 and September 30, 2005, short-term borrowings comprised the following:

	December 31, 2004	September 30, 2005

		(Unaudited)

Current portion of long term borrowings (Note 18)	$548,356	382,338
Other short term bank loans and overdrafts	723	41,267

	$549,079	423,605

(14)	Trade Payables

At September 30, 2005, the balance mainly consists of the payable to Turk Telekom relating to the settlement with respect to the dispute on Turk Telekom interconnection fee amounting to $326,319 (December 31, 2004: interconnection fee amounting to $490,256 and infrastructure usage amounting to $32,649). At September 30, 2005, the payable due to the dispute on Turk Telekom interconnection fee amounting to $326,319 is classified as “short term trade payables” as a result of the payment terms agreed. The remainder of the balance includes amounts due to Ericsson Turkey, Ericsson Radio Systems AB (“Ericsson Sweden”) and Ericsson AB totalling $5,694 (December 31, 2004: $15,138) resulting from fixed asset purchases, site preparation and other services, and amounts due to other suppliers totalling $85,415 (December 31, 2004: $78,773) arising in the ordinary course of business.

At December 31, 2004, $213,740 of total payables due to the dispute on Turk Telekom interconnection fee amounting to $703,996 is classified as ‘long term trade payables’ as a result of the payment terms agreed.

Turkcell is party to a series of supply agreements with Ericsson Turkey (collectively the “Supply Agreements”) under which Ericsson Turkey supplies Turkcell with an installed and operating GSM network, spare parts, training and documentation. The Supply Agreements also provide Turkcell a non-exclusive restricted software license for GSM software. Under the Supply Agreements, Ericsson Sweden guarantees all of Ericsson Turkey’s obligations to Turkcell.

(15)	Due to Related Parties

As of December 31, 2004 and September 30, 2005, due to related parties comprised:

	December 31, 2004	September 30, 2005

		(Unaudited)

Milleni.com GmbH (“Milleni.com”)	$—	1,174
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	1,908	1,149
Betting Company SA (“Betting Co.”)	413	1,049
Baytur Insaat Taahhut A.S. (“Baytur”)	2,629	—
Yapi Kredi Sigorta AS (“Yapi Kredi Sigorta”)	555	—
Other	1,206	955

	$6,711	4,327

Substantially all of the significant due to balances are related to Cukurova Group companies.

The amount payable to Milleni.com, a company whose majority shares are owned by some of the shareholders of the Company, resulted from the telecommunications services rendered by this company under the interconnection agreement signed between the parties.

The amount payable to Hobim, a company whose majority shares are owned by some of the shareholders of the Company, resulted from the invoice printing services rendered by this company.

The amount payable to Betting Co. resulted from the consultancy services received for the operations of Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret AS (“Inteltek”).

(16)	Other Current Liabilities and Accrued Expenses

At December 31, 2004 and September 30, 2005, the balance comprised:

	December 31, 2004	September 30, 2005

		(Unaudited)

Taxes and withholdings	$26,246	160,783
Deferred income	111,718	122,694
Ongoing license fee and universal service fund accrual	246,857	63,946
Selling and marketing expense accruals	26,941	48,586
Transmission fee accrual	10,037	16,451
Personnel bonus accrual	15,752	11,812
Roaming expense accrual	5,908	9,940
Telecommunications Authority share accrual	11,242	9,606
Accrued interest on borrowings	25,043	4,551
Lease obligations—short term portion	13,797	4,038
Other expense accruals	29,934	32,165

	$523,475	484,572

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to Telecommunications Authority and personnel income taxes.

On December 24, 2004, Turkcell signed settlement agreements with the Turkish Treasury and Turk Telekom regarding treasury share and interconnection fee disputes.

(17)	Taxes on Income

The income tax expense is attributable to income from continuing operations and consists of:

	3 Month Ended September 30		9 Month Ended September 30
	2004	2005	2004	2005

	(Unaudited)		(Unaudited)

Current tax expense	$(49,033)	(49,450)	$(49,033)	(113,531)
Deferred tax expense	(214,972)	(92,094)	(177,486)	(223,811)

Income tax expense	$(264,005)	(141,544)	$(226,519)	(337,342)

Income tax expense attributable to income from continuing operations was $141,544 and $337,342 for the three month and nine month periods ended September 30, 2005. These amounts are different from the amount computed by applying the Turkish income tax rate of 30% (2004:33%) to pretax income from continuing operations as a result of the following:

	3 Month Ended September 30		9 Month Ended September 30
	2004	2005	2004	2005

	(Unaudited)		(Unaudited)

Computed "expected" tax expense	$(134,153)	(142,106)	$(193,986)	(304,317)
Non taxable translation gain	(25,957)	(13,219)	(65,137)	(16,297)
Investment tax credit	(10,018)	729	3,883	2,911
Effect of change in tax rate	(84,951)	—	(62,713)	—
Change in valuation allowance	(479)	(255)	(1,219)	(328)
Non-taxable items	(17,148)	—	78,761	—
Other	8,701	13,307	13,892	(19,311)

	$(264,005)	(141,544)	$(226,519)	(337,342)

For the nine month periods ended September 30, 2004 and 2005, substantially all income from continuing operations and related tax expense were domestic.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2004 and September 30, 2005 are presented below:

	December 31, 2004	September 30, 2005

		(Unaudited)

Deferred tax assets:
Accrued expenses	$334,288	172,778
Accounts and other receivables (principally due
to allowance for doubtful accounts) and other	20,562	22,764
Net operating loss carry forwards	21,086	17,914
Tax credit carry forwards (Investment tax credit)	313,120	263,611

Gross deferred tax assets	689,056	477,067
Less: Valuation allowances	(17,177)	(17,505)

Deferred tax assets	671,879	459,562

Deferred tax liabilities:
Fixed assets and intangibles, principally due to
financial leases, differences in depreciation and
amortization, and capitalization of interest and
foreign exchange loss for tax purposes	(325,884)	(338,878)

Total deferred tax liabilities	(325,884)	(338,878)

Net deferred tax assets	$345,995	120,684

At September 30, 2005, net operating loss carry forwards are as follows:

Year	Amount	Expiration Date
2000	$ 3,513	2005
2001	3,145	2006
2002	1,374	2007
2003	9,686	2008
2004	35,318	2009
2005	12,539	2010 thereafter

Non taxable translation gain results from translation of TRY denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies. Under SFAS No. 109, such translation differences between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain resulting from the translation of TRY denominated fixed assets and intangibles into the US Dollar.

The Turkish Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM, call center and betting games operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8% (for expenditures made after April 24, 2003, the investment tax benefit equals 40% of qualifying expenditures but it is not subject to any withholding tax). As of September 30, 2005, investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4,463,751 (December 31, 2004: $4,459,855) in qualifying expenditures, as defined in the certificates. As of September 30, 2005, the Company had unused tax credit carryforwards under the certificates of approximately $263,611 (December 31, 2004: $313,120), which can be carried forward indefinitely. The certificates are denominated in TRY. However, approximately $493,524 of qualifying expenditures through September 30, 2005 (December 31, 2004: $677,433) under such certificates is indexed against future inflation.

The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. The Company forecasts taxable income in 2005 and onwards and has generated taxable income for past two years. Currently, economic and political situation in Turkey became more stable and there are positive expectations about the near term future. Further, there are positive developments regarding the Turkey’s membership to the European Union. On October 3, 2005, the member states of European Union have decided to start membership discussions with Turkey. Such decision is expected to have certain political and economic benefits for Turkey in near future. Furthermore, the settlement agreements with Turk Telekom and the Turkish Treasury have been signed in the fourth quarter of 2004. Management believes that these developments provide management a better visibility about the near term future. As a result, as of September 30, 2005, management’s assessment of the realizability of the deferred tax assets and related valuation allowance requirements is consistent with that made at December 31, 2004. Management concluded that it was more likely than not that the deferred tax assets of $120,684 were realizable. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, management believes a valuation allowance should continue to be provided on a portion of the deferred tax assets, resulting from certain consolidated subsidiaries, as they are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $17,505 is recorded as of September 30, 2005 (December 31, 2004: $17,177) for such amounts. The valuation allowance at December 31, 2004 and September 30, 2005 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not the net deferred tax asset of approximately $120,684 as of September 30, 2005, will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. The Company will continue to evaluate the realizability of its deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance.

In accordance with the Law No. 4842, which made changes in certain laws announced on April 24, 2003, the surcharge of 10% applied on the corporation tax is abolished effective for all tax returns filed on or after January 1, 2004. Accordingly, substantially all taxable income earned from January 1, 2003 is taxed at a rate of 30%. However, in accordance with the Law No. 5035, which was enacted during December 2003 and announced on January 2, 2004, the corporation tax rate will be applied as 33% for taxable income earned in 2004 only.

Further, in accordance with the Law No. 5024, effective from January 1, 2004, taxable income is determined based on the financial statements restated for the effects of inflation if the cumulative three-year inflation rate exceeds 100% and annual inflation rate in the current period exceeds 10%. Accordingly, taxable income for the period ended December 31, 2004 has been determined based on such restated financial statements. However, on April 19, 2005, the Ministry of Finance declared that since the cumulative three-year inflation rate does not exceed 100% and the annual inflation rate in the current period does not exceed 10%, financial statements as of and for the three month period ended March 31, 2005 would not be subject to the restatement for the determination of taxable income. Financial statements as of September 30, 2005 and for the nine month period is not subject to the restatement for the determination of taxable income. It is not certain yet that whether financial statements for the remaining quarter of 2005 or for whole year will be restated for the determination of taxable income or not. The change in tax law is not expected to have a material impact on future taxable income.

(18)	Long Term Borrowings

At December 31, 2004 and September 30, 2005, long-term borrowings comprised:

	Interest rate(%)	Contractual Maturity	December 31, 2004	September 30, 2005

ABN Amro NV-1	Euribor + 2.80%q -Euribor + 7.00%(*)	December 2005	$ 26,712	110,799
Ericsson Credit AB	Libor + 5.00%	January 2006	37,170	89,000
Garanti Bankasi-2	Libor + 3.40%	March 2007	100,000	75,000
Akbank TAS ("Akbank")-2	Libor + 3.50%	February 2007	100,000	66,500
Murabaha syndicated facility	Libor + 4.50%	June 2006	100,000	54,375
Garanti Bankasi-1	Libor + 3.75%	April 2006	50,000	50,000
West LB AG	Tryibor - 0.15%	August 2008	—	37,297
ABN Amro NV-2	Libor + 3.00%	May 2006	3,372	7,214
Cellco 12.75% senior notes, due 2005	12.75	August 2005	335,000	—
Akbank-1	Libor + 5.25%	June 2005	62,500	—
Other			49	30

			814,803	490,215
Less: Current portion of long term borrowings (Note 13)			(548,356)	(382,338)

			$ 266,447	107,877

* ABN Amro NV-1 loan consists of two tranches. Interest rate for the portion amounting to EUR 68,750 (equivalent to $82,878 as of September 30, 2005) is Euribor+2.80%. For the remaining portion of the loan, interest rate is equal to Euribor+7.00%.

For the purpose of establishing a GSM network in Ukraine, Astelit signed a $89,042 vendor financing facility with Ericsson Credit AB on June 30, 2004, under which, Ericsson AB provides equipment and services and Ericsson Credit AB provides credit facilities to Astelit in respect of these purchases from Ericsson AB. On August 28, 2005, Astelit has entered into term facility agreement with Ericsson Credit AB amounting to $45,000 in accordance with the clause which allows Astelit to purchase additional equipment and services within the vendor finance agreement. Maturity of this additional financing is December 21, 2005.

Additionally, Astelit signed an Euro 125,000 (equivalent to $150,688 at September 30, 2005) vendor financing agreement with ABN Amro NV on July 12, 2004, under which, Nokia Corporation (“Nokia”) provides equipment and services and ABN Amro NV provides credit facilities in respect of these purchases from Nokia.

On November 2, 2004, Astelit has entered into another supply contract with Sysdate Pty Ltd (“Sysdate”), amounting to $12,445. $7,214 of this contract is financed through a vendor financing agreement signed with ABN Amro NV, under which ABN Amro NV committed to finance Astelit’s purchases of GSM 1800 billing equipment, software and services from Sysdate.

Shareholders of Astelit have provided letters of guarantee for the above mentioned facilities, which will be repaid in 2005 and 2006 except the vendor finance agreement dated August 28, 2005 amounting to $45,000.

These vendor financing agreements contain certain customary covenants that limit the ability of Astelit to, among other things, pledge equipment acquired under the vendor financing agreements, change its business from telecommunications or invest in other business, sell certain fixed assets, merge with other companies except DCC, declare or pay dividends, and repurchase or repay any of its share capital.

In order to decrease borrowing costs and foreign exchange risk, Turkcell signed a loan agreement with West LB AG, London Branch on August 24, 2005 to obtain an unsecured loan amounting to TRY 50,000 (equivalent to $37,297 as of September 30, 2005). The loan will be repaid semiannually in six equal installments and has an interest rate of six month TRYibor (TRY Libor) minus 15 basis points.

The outstanding balance of the senior notes issued by Cellco in 1999 was fully repaid on August 1, 2005. The loan had an interest rate of 12.75% and its original maturity was August 1, 2005.

As of September 30, 2005, the Company is not subject any financial covenants or ratios with respect to its borrowings. There are no unused commitments under these facilities.

(19)	Common Stock

At September 30, 2005, common stock represented 1,854,887,341,000 (December 31, 2004: 1,854,887,341,000) authorized, issued and fully paid shares with a par value of TRY 0.001 each. In accordance with the Law No 5083 with respect to the TRY, on May 9, 2005, par value of each share is registered to be one TRY.

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended, September 30,		Nine Months Ended, September 30,
	2004	2005	2004	2005

	(Unaudited)		(Unaudited)

Numerator:
Net income	150,658	327,378	373,244	669,525

Denominator:
Basic and diluted weighted
average shares	1,854,887,341,000	1,854,887,341,000	1,854,887,341,000	1,854,887,341,000

Basic and diluted net income per
share	0.000081	0.000176	0.000201	0.000361

On April 5, 2005, the board of directors decided that Turkcell’s statutory capital would be increased from TRY 1,474,639 to TRY 1,854,887 by adding TRY 234,092 out of the total dividend for 2004 and the statutory capital inflation adjustment (included in the financial statements prepared in accordance with the accounting standards promulgated by the statutory tax laws) amounting to TRY 146,156 for 2004. The increase of TRY 380,248 would be distributed to the Company’s shareholders in the form of a stock split. The capital increase was accounted for as a stock split in the Company’s accompanying consolidated financial statements. As a result of the foresaid transactions, the Company issued new shares with a total nominal value of TRY 380,248. On July 6, 2005, the Capital Market Board (the “CMB”) approved the capital increase.

The increase in statutory capital had no impact on the account balances in the consolidated statements of shareholders’ equity. All share amounts and per share figures reflected in the Company’s historical financial statements have been retroactively restated for the stock splits discussed above.

The total effects of restatements in number of shares are as follows:

	December 31, 2004	September 30, 2005

Historical number of shares	1,474,639,361,000	1,474,639,361,000
After bonus share distribution - statutory capital inflation
adjustment 2004	1,620,795,740,000	1,620,795,740,000
After bonus share distribution - dividend for the year 2004	1,854,887,341,000	1,854,887,341,000

Upon agreement of Banking Regulation and Supervision Agency (the “BRSA”) and the Cukurova Group on debt restructuring discussions, on September 28, 2005, transfer of Yapi Kredi shares to Koc Group was completed. This share transfer did not have a significant effect on our ownership structure. Following this transaction, direct ownership of Yapi Kredi in Turkcell has decreased to 0.01%.

On March 25, 2005, the Cukurova Group announced that it intended to sell approximately 53% of its directly and indirectly held shares in Turkcell Holding AS for a cash consideration of $3,103,762 to Sonera Holdings BV (Sonera). However, on May 23, 2005, Cukurova Holding announced that the negotiations were finalized without an agreement. Following Cukurova Holding’s announcement, Sonera filed a request for arbitration at the International Court of Arbitration of the International Chamber of Commerce (the “ICC”). Sonera also filed a request for interim measures at a civil court in Geneva. Sonera demanded that the court prohibit Cukurova Holding from initiating or continuing contacts with third parties other than Sonera, with a view to the sale or pledge of shares in Turkcell Holding. On October 24, 2005, ICC declared that Cukurova Holding is prohibited from initiating or continuing contacts with third parties other than Sonera, with a view to the sale or pledge of shares in Turkcell Holding during the interim measures.

On November 23, 2005, the court informed Turkcell that prohibition of Cukurova Holding to initiate or continue contacts with third parties other than Sonera, with a view to the sale or pledge of shares in Turkcell Holding is not valid effective from November 22, 2005.

On August 19, 2005, Sonera also announced that they filed lawsuit against Cukurova Holding in the ICC at Vienna claiming that the shareholder agreement between Sonera and Cukurova Holding has been violated.

On November 28, 2005, Alfa Telecom announced that Alfa Telecom Turkey Limited (“Alfa”), an affiliate of Alfa Telecom, one of Russia’s leading private equity telecommunications investors, completed a series of transactions resulting in Alfa’s acquisition of a 49% interest in Cukurova Telecom Holdings Limited, which has a 27% beneficial interest in Turkcell. This transaction leads to 13.2% indirect ownership of Alfa in Turkcell.

As a result of these share transfers, direct and indirect ownership of Cukurova Group has been decreased to 27.05%.

Turkcell is currently in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001 to one ordinary share having a nominal value of TRY 1. On May 23, 2005, the bonus share certificates have been registered by Turkish Capital Market Board and the Istanbul Stock Exchange and started to be distributed to the shareholders of Turkcell.

(20)	Commitment and Contingencies

As of December 31, 2004 and September 30, 2005, commitments and contingent liabilities comprised the following:

	December 31, 2004	September 30, 2005

Bank Letters of Guarantee	$257,607	56,721
Guarantees
Irancell Consortium	285,842	—
Iranian Authorities-Payment Guarantee	285,842	—
Digital Platform	25,066	10,098
BNP—Brussels (Buyer Credit)	19,634	7,237
BNP—Hungary (Buyer Credit)	4,845	2,861
BNP—Brussels (Financial Loan)	470	—
Websterbank—USA	117	—
Purchase Commitments	269,210	117,532
Nokia	147,052	40,060
Baytur	39,650	24,265
Ericsson AB	46,964	42,272
Sysdate	9,045	5,935
Asli Gazetecilik	17,500	5,000
ADD Production Medya AS (“ADD”)	8,000	—
ABN Amro Finansal Kiralama AS (“ABN Amro Leasing”)	999	—

As of September 30, 2005, the Company is contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi and given to customs authorities, private companies and other public organizations amounting to TRY 55,214 (equivalent to $41,186 at September 30, 2005) (December 31, 2004: $41,522). In addition, as of September 30, 2005, the Company is contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $15,535 (December 31, 2004: $767).

As of December 31, 2004, the Company was contingently liable to the Turkish Treasury in relation to the Turk Telekom settlement agreement, amounting to TRY 288,978 (equivalent to $215,318 at December 31, 2004). As of September 30, 2005, payments related to the bank letter of guarantee have been completed and contingent liability has been released.

As a condition of the GSM license bid in Iran, Turkcell had provided a guarantee of EUR 210,000 (equivalent to $253,156 at September 30, 2005) to the Iranian Authorities, which has released on July 26, 2005. In addition to the upfront license fee, if the Iranian subsidiary of the Company is formally established and if license is awarded, the Iranian subsidiary of the Company will pay an ongoing license fee based on the greater of minimum precommitted gross revenues agreed with the Iranian Authorities, or the actual gross revenues.

Guarantees on behalf of Digital Platform are related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks.

Purchase obligations in relation to GSM equipment arise from GSM equipment supply and service contracts signed by Astelit. Astelit has entered into a $133,563 supply financing agreement with Ericsson AB, EUR 125,398 supply financing agreement, (equivalent to $151,168 as of September 30, 2005) with Nokia, and $12,445 supply financing agreement with Sysdate. As of September 30, 2005, Astelit has utilized $91,291, $111,108 and $6,510 of these facilities, respectively. As of September 30, 2005, outstanding purchase commitments under these facilities were $42,272, $40,060 and $5,935, respectively.

On November 2, 2005 Astelit signed the additional agreements with Ericsson AB both to supply and service contracts by increasing the amount of contracts by $40,000.

On November 13 and on November 14, 2005, Astelit has entered into term facility agreements amounting $5,892 to purchase call-center, hardware and software equipments.

Under a framework agreement, (the “framework agreement”) Asli Gazetecilik agreed to provide advertisement services to the Company from July 1, 2002 until October 4, 2004. In consideration, the Company will pay a total amount of $25,000. On May 30, 2004, the Company signed the “Amended Framework Agreement” with Asli Gazetecilik, extending the terms of the agreement until December 31, 2005. As of September 30, 2005, the Company paid $20,000 and obtained respective advertising services amounting to $20,000 in accordance with this agreement.

With respect to the sponsorships agreement signed between ADD and Turkcell on June 21, 2004, relating to the sponsorship of Besiktas Jimnastik Klubu (“BJK”), a football club in Istanbul, Turkcell has paid $7,000 to ADD on June 23, 2004 for 2004-2005 and 2005-2006 Football League Seasons. In respect to the agreement, Turkcell has also committed to pay $8,000 to ADD in two equal installments on July 1, 2006 and July 1, 2007 with respect to 2006-2007 and 2007-2008 Football League Seasons. On May 31, 2005, BJK informed ADD that they want to terminate the agreement unilaterally and asked for the terms of termination. On June 1, 2005, ADD informed BJK that the agreement may be terminated immediately upon pay back of $3,500 paid for the 2005-2006 Football League Season, related stamp duty and interest and release of the commitment amounting to $8,000. On June 21, 2005, ADD made a repayment to Turkcell amounting to $3,500. On July 19, 2005 Turkcell’s commitment amounting to $8,000 has been released with the mutual agreement of the parties.

The principal shareholder of Baytur, a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among Turkcell, Baytur and the land owner, which is a governmental organization, on October 19, 2004. The contract amount is $39,650 and the project is planned to be completed in 2008. Turkcell paid $15,385 to Baytur within the scope of this agreement as of September 30, 2005.

Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on VAT on Ongoing License Fee

On December 28, 2001, the board of accounting experts of the Ministry of Finance issued an opinion stating that Turkcell should pay VAT on the ongoing license fee paid to the Turkish Treasury. Accordingly, the Tax Office delivered to Turkcell a notice on January 31, 2002, asserting deficiencies in VAT declarations requesting payments of approximately TRY 91,374 (equivalent to $68,159 as of September 30, 2005) for VAT, which would be offset by a VAT recoverable and would not result in a cash outflow from Turkcell and a total of approximately TRY 145,271 (equivalent to $108,363 as of September 30, 2005) for penalty. Turkcell applied on March 1, 2003 to benefit from the Tax Amnesty Law entered into force in February 2003 for the amounts covering the period between April 1998 and November 2001. Turkcell’s application was accepted and, accordingly, it received amnesty in respect to VAT on the ongoing license fee. Turkcell and the Tax Office agreed that Turkcell would made payments for the VAT amounts amounting to TRY 45,688 (equivalent to $34,080 as of September 30, 2005) covering the period between April 1998 and November 2001 by nine equal installments between March 31, 2003 and June 30, 2004. By completing the payments in 2003, Turkcell received a discount of TRY 4,553 (equivalent to $3,396 as of September 30, 2005).

Turkcell has begun to make payments for VAT on ongoing license fees with reservation starting from June 2003 and commenced a lawsuit against the Tax Office for the related period. On December 31, 2003, the Tax Court decided that Turkcell would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed this decision. Based on its management and legal counsel’s opinion, Turkcell has not provided any accrual related with this dispute in its consolidated financial statements as of and for the nine month period ended September 30, 2005.

Dispute on Turk Telekom Transmission Lines Leases

Effective from July 1, 2000, Turk Telekom annulled the discount of 60% that it provided to Turkcell based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. Turkcell filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on July 30, 2001, Turkcell had been notified that the appeals court upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, Turkcell paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, Turkcell recorded an accrual amounting to TRY 3,022 ($2,254 as of September 30, 2005) for possible interest charges as of December 31, 2000. On May 9, 2002, Turk Telekom requested an interest amounting to TRY 30,068 (equivalent to $22,429 as of September 30, 2005). Turkcell did not agree with the Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, Turkcell initiated a lawsuit against Turk Telekom on the legality of such interest. The case is still pending. As of September 30, 2005, Turkcell recorded a provision of TRY 13,296 (equivalent to $9,918 as of September 30, 2005) because its management and legal counsel believe that this is the most likely outcome in accordance with the relevant provisions of the Interconnection Agreement.

Dispute on National Roaming Agreement

During the third quarter of 2001, Turkcell was approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001 and asked the parties to reach a decision by November 15, 2001. As Turkcell believes that the Telecommunications Authority is not authorized to intervene in this issue and Is-Tim’s proposal is unreasonable, economically not proportional and technically impossible, Turkcell obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict. On December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in Turkcell’s favor on November 12, 2001. According to the Court’s decision, the execution of a national roaming agreement between Is-Tim and Turkcell has been prevented. The Telecommunications Authority and Is-Tim have appealed the granting of the injunction and the appeals were disapproved.

In addition, on November 26, 2001, Turkcell initiated an arbitration suit in the ICC against the Turkish Ministry and the Telecommunications Authority. On November 25, 2003, the ICC rendered a decision stating that the case is not under its jurisdiction. In January 2004, Turkcell appealed the decision before the Ankara 13th Court of First Instance. On April 6, 2004, the court dismissed the appeal. Turkcell has appealed this decision. Furthermore, Turkcell had previously initiated an action before the Ankara Ninth Administrative Court on November 13, 2001 to annul the above-mentioned proposed solution of the Telecommunications Authority. On April 18, 2002, the court decided that the issue is not under its jurisdiction and transferred the case to Danistay. On September 13, 2003, Danistay rejected Turkcell’s request of injunction.

On March 8, 2002, the Telecommunications Authority issued a new regulation “Regulation on Principles and Procedures Relating to National Roaming Agreements”. Two of the most important provisions of the new regulation are Provisional Article 1 and Article 17. Provisional Article 1, which deals with negotiations, agreements and documents relating to the issuance of this regulation, states that all ongoing negotiations shall continue in compliance with the new regulation and that all agreements and documents completed before issuance of the new regulation shall remain valid and binding. Article 17 sets out penalties to be imposed on any party violating the provisions of the new regulation.

In a letter dated March 14, 2002, the Telecommunications Authority subjected Is-Tim’s request for national roaming to the condition that it be reasonable, economically proportional, and technically possible. Nevertheless the Telecommunications Authority declared that Turkcell is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. On April 8, 2002, Turkcell obtained a precautionary injunction from the court against the application of the new regulation issued by the Telecommunications Authority requiring it to agree on national roaming within 30 days and providing for penalties in case Turkcell did not agree. Turkcell initiated proceedings against application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that it is not required to enter into an agreement within 30 days and that it is under no obligation to pay any penalties whatsoever if it does not agree within 30 days. While the ICC proceedings are being pursued Turkcell has initiated a lawsuit before the Danistay, concerning the annulment of these regulations. On January 23, 2004, the ICC rendered a decision stating that the case is not under its jurisdiction. In March 2004, Turkcell appealed the decision before the Ankara 21st Court of First Instance. On December 14, 2004 the court rejected Turkcell’s request of annulment of the ICC’s decision. Turkcell has appealed this decision. Based on the second request for the injunction of the decision, on May 12, 2005 Turkcell received a notification from Danistay that the decisions and actions regarding the notification of Telecommunications Authority dated March 14, 2004 has been ceased until the case is finalized, but rejected Turkcell’s request for an injunction to cease application of the procedures and policies under the new regulation with respect to national roaming.

On June 9, 2003, the Turkish Competition Board (the “Competition Board”) decided that Turkcell abused its dominant position by refusing to enter into a national roaming agreement with Is-Tim, and fined Turkcell by approximately TRY 21,822 (equivalent to $16,278 at September 30, 2005). On June 7, 2004, the Competition Board’s written decision was communicated to Turkcell. Turkcell initiated a lawsuit requesting the cancellation of the Competition Board’s decision. On November 3, 2004 Danistay issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized. The Competition Board objected to the decision of Danistay. The case is transferred to General Assembly of Administrative Courts of Danistay and subsequently rejected the objection request of the Competition Board.

On December 10, 2004, Tax Office requested approximately TRY 21,822 (equivalent to $16,278 at September 30, 2005) regarding the Competition Board decision. On December 30, 2004, Turkcell initiated a lawsuit before the Administrative Court against the Tax Office and the Competition Board’s requesting injunction and cancellation of the payment order. The court has sent the case to Danistay and Danistay decided that the issue is not under its jurisdiction and transferred the case to the Administrative Court. Turkcell obtained an injunction from the Administrative Court. Telecommunications Authority and Tax Office appealed this decision. Both the Telecommunications Authority and Tax Office appeals rejected. Based on its management and legal counsel’s opinion, Turkcell has not recorded any accrual for Competition Board’s decision.

The Telecommunications Authority decided that Turkcell has not complied with its responsibility under Turkish regulations to provide national roaming and fined Turkcell by approximately TRY 21,822 (equivalent to $16,278 at September 30, 2005). On April 7, 2004, Turkcell made the related payment. On May 27, 2004, Turkcell commenced a lawsuit against Telecommunications Authority’s decision. On December 1, 2004, the Danistay issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized, but rejected Turkcell’s request for an injunction to cease application of the procedures and policies under the new regulation with respect to national roaming. On January 3, 2005 Telecommunications Authority paid back TRY 21,822 (equivalent to $16,278 at September 30, 2005) with respect to the aforesaid injunction of Danistay. Telecommunications Authority appealed the Danistay’s decision with respect to the injunction. The appeal has been rejected by General Assembly of Administrative Courts of Danistay. Based on its management and legal counsel’s opinion, Turkcell recorded income amounting to TRY 21,822 (equivalent to $16,278 at September 30, 2005) in its consolidated financial statements as of and for the year ended December 31, 2004.

If Turkcell is forced to enter a national roaming agreement on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely affected.

Investigation of the Turkish Competition Board

The Competition Board commenced an investigation of business dealings between Turkcell and KVK Teknoloji, in October 1999. The Competition Board decided that Turkcell disrupted the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, Turkcell was fined by approximately TRY 6,973 (equivalent to $5,201 as of September 30, 2005) and was enjoined to cease these infringements. The Competition Board’s written decision was communicated to Turkcell on June 29, 2003 and Turkcell initiated a lawsuit before Danistay for the injunction and cancellation of the decision. Danistay dismissed the request for injunction and Turkcell appealed this decision. General Assembly of Administrative Courts of Danistay dismissed the request for injunction. On November 15, 2005, Danistay rejected the Competition Board’s decision. Turkcell has accrued TRY 6,973 (equivalent to $5,201 at September 30, 2005) on its consolidated financial statements as of September 30, 2005.

Dispute on Collection of Frequency Usage Fees

On May 21, 1998, Turkcell entered into a protocol with the Wireless Communications General Directorate (the “Directorate”) regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, Turkcell is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate’s power, including all of its rights and obligations, was transferred to the Telecommunications Authority. On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, Turkcell applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, Turkcell filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. On July 10, 2002, the court decided in favor of Turkcell. On March 31, 2003, the Supreme Court notified Turkcell that it has accepted Telecommunications Authority’s appeal and annulled the decision of the lower court. The lower court revised its decision in line with the Supreme Court’s decision. On April 20, 2004, Turkcell paid TRY 145,644 (equivalent to $108,641 at September 30, 2005) for the frequency usage fees of 2002 including interest through that date with reservation. The court rejected Turkcell’s request and decided that there should be no further judgement on this issue since the frequency usage fees of 2002 are paid. Turkcell has appealed this decision.

Investigation of the Telecommunications Authority on International Voice Traffic

In May 2003, Turkcell was informed that the Telecommunications Authority had initiated an investigation against Turkcell claiming that Turkcell has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. Turkcell is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On March 5, 2004, the Telecommunications Authority fined Turkcell by approximately TRY 31,731 (equivalent to $23,669 at September 30, 2005). On April 9, 2004, Turkcell made the respective payment. On June 2, 2004, Turkcell commenced a lawsuit against the decision of the Telecommunications Authority.

On November 5, 2004, the Danistay issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized, but rejected Turkcell’s request for an injunction to cease application of related items of Telecommunications Authority’s regulation with respect to execution of administrative fines to operators. Telecommunications Authority appealed to this decision and the case is sent to General Assembly of Administrative Courts of Danistay and General Assembly of Administrative Courts of Danistay rejected Telecommunications Authority’s appeal.

With respect to the Danistay’s injunction on January 26, 2005, Telecommunications Authority paid TRY 18,000 (equivalent to $13,427 at September 30, 2005) back to Turkcell and the remaining balance amounting to TRY 13,730 (equivalent to $10,242 at September 30, 2005) was deducted from Turkcell’s payables. Telecommunications Authority appealed this decision. Based on its management and legal counsel’s opinion, Turkcell has recorded income amounting to TRY 31,731 (equivalent to $23,669 at September 30, 2005) in the consolidated financial statements as of and for the year ended December 31, 2004.

On March 2, 2005, Turk Telekom notified Turkcell that, Turkcell has damaged Turk Telekom because of the interconnection agreement signed with Milleni.com. Accordingly, Turk Telekom requested Turkcell to pay TRY 219,148 (equivalent to $163,470 as of September 30, 2005) of principal and TRY 178,364 (equivalent to $133,048 as of September 30, 2005) of interest, which make a sum of TRY 397,515 (equivalent to $296,520 as of September 30, 2005) until March 7, 2005.

In addition, on August 19, 2005, Turk Telekom applied to the Ankara 7th Commercial Court of First Instance and filed a lawsuit against Turkcell to obtain an injunction and to block all deposits and receivables of Turkcell to collect its damage amounting TRY 450,932 (equivalent to $336,366 as of September 30, 2005) including principal and interest because of the interconnection agreement signed with Milleni.com. Ankara 7th Commercial Court of First Instance rejected the injunction request of Turk Telekom. The case is still pending. Management and legal counsel believe that such a request has no legal basis. At this point, regarding this litigation it is premature to estimate its potential outcome, if any. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated financial statements as of September 30, 2005.

Dispute on Taxation on Investment Tax Credit

On July 14, 2003, the Tax Office claimed that Turkcell should have paid withholding tax and fund on investment tax credit used for 1999. The notice stated that, based on calculation made by the Tax Office, Turkcell should pay TRY 1,796 (equivalent to $1,340 at September 30, 2005). The Tax Office also imposed a penalty fee of TRY 4,259 (equivalent to $3,177 at September 30, 2005). Management decided not to pay such amounts and initiated a juridical process based on the decision of the general counsel of Danistay in relation with withholding tax and fund on investment tax credit for 1999. On September 10, 2003, Turkcell initiated a lawsuit in the Tax Court related with this dispute. On May 12, 2004, the Tax Court decided in favor of Turkcell. The Tax Office appealed this decision. On June 15, 2005, Danistay rejected the Tax Office’s appeal. The case is still pending. Management and the legal counsel believe that Turkcell will prevail in this matter.

Investigation of the Telecommunications Authority on Frequency Fee Payments

On October 23, 2003, the Telecommunications Authority fined Turkcell, claiming that Turkcell has made inadequate annual frequency usage fee payments. The Telecommunications Authority requested TRY 16,005 (equivalent to $11,939 as of September 30, 2005) for principal, an interest charge of TRY 10,761 (equivalent to $8,027 as of September 30, 2005) and a penalty of TRY 63,463 (equivalent to $47,339 as of September 30, 2005). Management and legal counsel believe that the Telecommunications Authority’s decision is due to a misinterpretation of the applicable regulations. On February 20, 2004, Turkcell initiated the legal proceedings for the annulment of the decision. The court rejected Turkcell’s request for injunction for annulment of Telecommunications Authority’s decision. The case was transferred to upper court. On August 29, 2005, Turkcell’s request for injunction was also rejected by the upper court. Turkcell appealed this decision. On April 16, 2004, Turkcell paid TRY 103,740 (equivalent to $77,383 as of September 30, 2005) including interest through that date regarding the Telecommunication Authority’s claim. The Appeal Court rejected the case. Turkcell appealed this decision. On October 12, 2005, the Tax Office sent a payment order amounting to TRY 63,463 (equivalent to $47,339 as of September 30, 2005) which was paid by Turkcell previously. On November 8, 2005 Turkcell initiated a lawsuit before the Administrative Court against the Tax Office requesting an injunction and cancellation of the payment order.

Dispute on Special Transaction Taxation Regarding Prepaid Card Sales

On September 18, 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June — December 2002, Turkcell calculated the special transaction tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to Turkcell a notice, asserting deficiencies in special transaction tax declarations and requesting a special transaction tax payment amounting to TRY 6,993 (equivalent to $5,216 at September 30, 2005) and a tax penalty of TRY 9,875 (equivalent to $7,366 at September 30, 2005). On November 20, 2003, Turkcell initiated a lawsuit in the Tax Court related with this dispute. On May 31, 2004, the Tax Court decided in favor of Turkcell. The Tax Office has appealed this decision on September 6, 2004. The case is still pending. Management and legal counsel believe that Turkcell will prevail in this matter.

Disputes on annulment of fixed odd betting tender related to establishment and operation of risk management center head agency

Reklam Departmani Basin Yayin Proje Yapim Danismanlik ve Ticaret Limited Sirketi (“Reklam Departmani”) commenced a lawsuit against the Spor Toto Teskilat Mudurlugu in the Ankara Fourth Administrative Court. In the lawsuit, Reklam Departmaný claimed for the annulment of fixed odd betting tender related to the establishment and operation of risk management center and acting as head agency. The Company is not a party to the lawsuit but Inteltek’s operations may be affected by the court’s decision. Accordingly, the Company joined the case. On February 21, 2005, Ankara Fourth Administrative Court rejected the case. Reklam Departmaný has appealed the case. Legal counsel believes that it is not practicable to issue an opinion on the conclusion of the case. The Company has not provided any accruals with respect to this matter in its consolidated financial statements as of September 30, 2005.

With respect to the same tender Gtech Avrasya Teknik Hizmet ve Musavirlik AS (“Gtech”) commenced a lawsuit against Public Tender Authority and Genclik ve Spor Genel Mudurluðu in the Ankara Fourth Administrative Court. The Company is not a party to the lawsuit but Inteltek’s operations may be affected by the court’s decision. Accordingly, the Company joined the case. On February 21, 2005, Ankara Fourth Administrative Court rejected the case. Gtech has appealed the case. Legal counsel believes that it is not practicable to issue an opinion on the conclusion of the case. The Company has not provided any accruals with respect to this matter in its consolidated financial statements as of September 30, 2005.

Dispute with Spor Toto Teskilat Mudurlugu

On April 15, 2005, Spor Toto Teskilat Mudurlugu, a governmental body, notified Inteltek that Inteltek is obliged to pay TRY 1,434 (equivalent to $1,070 at September 30, 2005) including 5% interest charge, with the claim of the inadequacy of the system software, failure to spot dealer sales on a live basis and lack of control mechanisms and cause for the non-collection of a certain portion of turnover from dealers. On November 2, 2005, Spor Toto Teskilat Mudurlugu send a second letter to Inteltek that Inteltek is obliged to pay TRY 1,711 (equivalent to $1,276 at September 30, 2005) of uncollected turnover from agents including 5% interest charge regarding the same issue. Inteltek management believes that Inteltek has fulfilled its operational obligations and collection risks from dealers belong to Spor Toto Teskilat Mudurlugu.

Dispute on call termination fee

Telsim has initiated a lawsuit claiming that, Turkcell has not applied the reference interconnection rates determined by the Telecommunications Authority, and has charged interconnection fees exceeding the ceiling rates approved by Telecommunications Authority and requested an injunction to be applicable starting from August 1, 2005, to cease this practice and requested a payment of its damages totaling to TRY 26,108 (equivalent to $19,475 as of September 30, 2005) including principal, interest and penalty on late payment. The Court rejected Telsim’s appeal. Turkcell is still charging interconnection fees under the existing Interconnection Agreement with Telsim. As it is stated in the existing Interconnection Agreement with Telsim,Telsim referred the matter to the Telecommunications Authority. The resolution procedure has not been finalized yet. At this point in the litigation it is premature to estimate the legal outcome. Based on its management and legal counsel’s opinion, Turkcell has not recorded any accrual with respect to this matter in its consolidated financial statements as of September 30, 2005.

Invalidity of the Board Resolution

On June 23, 2005, the Board of Directors of Turkcell has decided to allow Alfa Group to conduct a due diligence in Turkcell and to entitle the management. On July 1, 2005, Sonera filed a suit with an injunction request against Turkcell in Beyoglu 2nd Commercial Court of First Instance for the purpose of determination of the invalidity of the resolution dated June 23, 2005. On July 4, 2005, Beyoglu 2nd Commercial Court of First Instance rejected Sonera’s injunction request. The case is still pending.

Dispute with Iranian Ministry in connection with the GSM tender process

Turkcell believes the Iranian Ministry has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium.  As a result, Turkcell has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process.

Dispute with the Telecommunications Authority with respect to temporarily set call termination fees

The interconnection agreement with Turk Telekom provided for a renegotiation of pricing terms on call termination fees after December 31, 2004, and in the event that the parties could not agree on new terms by February 28, 2005, for referral to the Telecommunications Authority for resolution. As the parties were unable to agree on new terms, Turk Telekom referred the matter to the Telecommunications Authority, which has temporarily set call termination fees for calls terminating on each operator’s network starting from August 10, 2005. On October 7, 2005 Turkcell filed a lawsuit against the Telecommunications Authority for the injunction and cancellation of this decision, which has temporarily set call termination fees for calls terminating on each operator’s network starting from August 10, 2005. The case is still pending. At this point in the litigation it is premature to estimate the legal outcome.

These temporary prices are not as favorable to Turkcell as they have been previously, and the Telecommunications Authority may impose further reductions in call termination fees. At this point, the Company is unable to estimate the timing and impact of the possible changes to its fees, however, new pricing terms, could be lower and these could have a material adverse affect on Turkcell’s financial position, results of operations and cash flows.

(21)	Subsequent Events

(a)     On October 20, 2005, Cukurova Group offered Turkcell to sell the A-Tel Option Contract, under which the holder has the right to purchase 50% shares of A-Tel for a consideration of $150 million. Turkcell is currently continuing tax, legal and financial due diligence review in A-Tel. Turkcell is determined to purchase A-Tel’s shares provided that such shares’ value is at least $150 million.

(b)     In November 2005, Astelit, together with its two mandated lead arrangers ING Bank N.V. and Standard Bank Plc, has conducted a general bank meeting to market and initiate a syndicated long term project financing of $360,000. Furthermore, as part of the project financing package, arrangements for a long-term junior facility of up to $150,000 have been also initiated.

(c)     According to the Interconnection Settlement Agreement dated December 24, 2004, signed between the Company and Turk Telekom the principal amount of the total debt that the Company owes to Turk Telekom for the year 2006 amounting to TRY 286,860 (equivalent to $213,979 as of September 30, 2005) shall be paid until the end of 2005 according to early payment option stated in the agreement.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 21, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer